16

Follow-Up Materials

06012662

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
APR 19 2006
THOMSON FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-1 FISCAL YEAR:

(03/94)

File No. 83-1
Regulation IA
Rule 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, NW

Washington, D.C. 20549

REPORT OF

INTER-AMERICAN DEVELOPMENT BANK

In respect of

proposed issues of

Securities of the Bank

Filed pursuant to Rule 3 of Regulation IA

Dated: March 28, 2006

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of proposed issues of Securities of the Inter-American Development Bank (hereinafter referred to as the "Bank"). As authorized by Rule 4 of Regulation IA, certain information is provided in the form of an Information Statement (hereinafter referred to as "Information Statement"), which is attached hereto as an exhibit. Certain information specified in Schedule A to Regulation IA is not available at the date of this report, but when available will be filed as promptly as possible.

Item 1. Description of Securities

See cover page. When the terms of an offering of any Securities are established, such Securities will be described in a Prospectus.

Item 2. Distribution of Securities

Not yet known.

Item 3. Distribution Spread

Not yet known.

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

Not yet known.

Item 5. Other Expenses of Distribution

Not yet known.

Item 6. Application of Proceeds

See page 6 of the enclosed Information Statement.

Item 7. Exhibits

Information Statement, dated March 28, 2006.

Information Statement

Inter-American Development Bank

The Inter-American Development Bank (Bank or IADB) intends from time to time to issue its debt securities with maturities and on terms based on market conditions at the time of sale. The debt securities may be sold to dealers or underwriters, who may resell them in public offerings or otherwise, or they may be sold by the IADB directly or through agents. The details of the debt securities being offered at a particular time will be explained in a prospectus or supplemental information statement.

Unless otherwise stated, all information in this annual Information Statement is provided as of December 31, 2005, and all amounts are expressed in current United States dollars, translated from their original currencies as described in *"Translation of currencies"* in the notes to the financial statements.

AVAILABILITY OF INFORMATION

The IADB will provide, upon request, copies of this Information Statement without charge. Written or telephone requests should be directed to the principal office of the Inter-American Development Bank at 1300 New York Avenue, N.W., Washington, D.C. 20577, *Attention:* Finance Department, telephone: (202) 623-2441. The Information Statement is also available on the Bank's website at http://www.iadb.org/fin/PDFs/Info_statement.pdf. Other documents and information on this website are not intended to be incorporated by reference in this Information Statement.

Recipients of this Information Statement should retain it for future reference, since it is intended that each prospectus and any supplemental information statement issued after the date hereof will refer to this Information Statement for a description of the IADB and its financial condition, until a subsequent Information Statement is issued.

March 28, 2006

SUMMARY INFORMATION

As of December 31, 2005

The purpose of the IADB is to further the economic and social development of Latin America and the Caribbean by promoting environmentally sustainable growth, as well as poverty reduction and social equity. The IADB is an international institution established in 1959, pursuant to the Agreement Establishing the Inter-American Development Bank (the Agreement), and is owned by its member countries. These members include 26 borrowing member countries and 21 non-borrowing member countries. The five largest members by shareholdings are the United States, Argentina, Brazil, Mexico and Venezuela.

The principal office of the IADB is located in Washington, D.C. with offices in each of its borrowing member countries as well as in Paris and Tokyo.

The resources of the IADB consist of the Ordinary Capital, the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). All information provided in this Summary Information refers to the IADB's Ordinary Capital.

Equity and Borrowings

Equity: The equity of the Bank includes the subscribed capital stock and retained earnings. The subscribed capital stock is divided into paid-in capital stock of $4.3 billion and callable capital stock of $96.6 billion. The callable capital stock is available as needed for debt service payments and thus provides the ultimate backing for borrowings and guarantees. It cannot be called to make loans. The Bank's Ordinary Capital has generated net income in every year since its inception, which has been substantially maintained in retained earnings aggregating $14.4 billion. During 2005, Income before SFAS 133 and currency transaction adjustments[1], which is defined as "Operating Income" in this Information Statement, totaled $712 million.

At the end of the year, the Total Equity to Loans Ratio or TELR[2] equaled 37.3%. The IADB's capital adequacy policy measures the sufficiency of economic capital and defines the desired level for the TELR as 38%. Under the capital adequacy policy, as long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the IADB will apply standard loan charges, equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee.

Borrowings: The IADB diversifies its borrowings by currency, maturity, format and structure to provide flexibility and cost-effectiveness in funding. Outstanding borrowings of $45.1 billion, before swaps, were denominated in 16 currencies and included $0.9 billion of short-term borrowings.

The IADB limits its Net Borrowings[3] to the callable capital stock of its non-borrowing member countries (the United States' share of such capital stock was 60.1%, with the balance from Japan, Canada and the other nonregional members). Net Borrowings were $30.7 billion, or 63.5% of the $48.3 billion of callable capital stock of the non-borrowing member countries.

Assets

Loan Portfolio: The principal earning asset is the loan portfolio amounting to $48.1 billion, of which over 97% was sovereign-guaranteed and less than 3% was private sector lending without a sovereign guarantee. The IADB limits the total amount of outstanding loans and guarantees to the paid-in capital stock plus the general reserve and the callable capital stock of non-borrowing member countries. The IADB requires a guarantee engaging the full faith and credit of the relevant government when it lends to non-governmental borrowers. Certain private sector loans and guarantees, however, are made without requiring a sovereign guarantee.

Most outstanding loans are priced on a cost pass-through basis, in which the cost of borrowing, plus a lending spread and other charges, is passed to the borrower. The IADB lends and invests the proceeds of borrowings in the after-swap currencies.

With respect to sovereign-guaranteed loans, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status and may cause the loan to be declared due and payable. Historically, the loan portfolio has been substantially fully performing. The IADB does not reschedule sovereign-guaranteed loans and has not written off, and has no expectation of writing off, such loans from its Ordinary Capital. The allowances for loan and guarantee losses chiefly cover probable losses related to private sector loans and guarantees. Such allowances totaled $188 million, or approximately 0.4% of total outstanding loans and guarantees.

---

[1] References to captions in the financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in the Information Statement.

[2] The TELR is the ratio of the sum of "Equity" (defined as paid-in capital stock, retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members, prepaid pension benefit costs and the cumulative impact of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

[3] "Net Borrowings" are borrowings and gross guarantee exposure, less qualified liquid assets (after swaps), and the special reserve assets, which are kept solely for meeting the Bank's obligations on borrowings and guarantees.

In 2005, the Bank approved a new Local Currency Facility under which public and private sector borrowers have the option to receive local currency financing under three different modalities. Local currency financing is subject to the availability of the respective local currency and appropriate risk mitigation instrument(s) in the financial markets. During 2005, the Bank performed its first local currency conversion of a $19 million loan disbursement.

Liquid Investments: The IADB's liquidity policy calls for holdings of liquid assets to be sufficiently large to ensure that adequate resources are available to meet future cash flow needs. In 2005, the Bank adopted a new liquidity policy that establishes yearly minimum and maximum liquidity levels, computed as 20% and 40%, respectively, of the projected year-end outstanding loan balance, and a *desired level* of 30%. The new policy is expected to increase liquid holdings and borrowing requirements in 2006 and 2007, reduce year-to-year liquid holdings volatility and permit greater flexibility for capital market operations. At December 31, 2005, liquidity was $12.6 billion compared to a desired level of $14.7 billion. Net cash and investments totaled $13.7 billion at the end of the year, equal to 31.2% of total debt (after swaps). Investments were held in liquid, high-quality securities.

Risk Management

The IADB conducts its operations within a framework of prudent financial policies and follows a well-defined risk management decision-making process, directed to avoid or limit its risk exposure. It minimizes exchange rate risk by matching its liabilities in various currencies with assets in those same currencies and the currency composition of its equity to that of its outstanding loans. The IADB also limits the interest rate risk in its loan and liquidity portfolios.

Commercial credit risk in the liquid asset investment portfolio and derivatives portfolio is managed through conservative risk policies that require exposures to be limited to high quality issuers and counterparties. Credit exposures to swap counterparties are further mitigated through netting and collateralization arrangements. In early 2005, the IADB strengthened its derivative credit risk management process by adopting a new methodology and system for measuring and managing credit exposures to its derivative counterparties. Master swap agreements with swap counterparties currently transacting new swaps with the Bank have been amended to make them consistent with this new methodology.

The above information is qualified by the detailed information and financial statements appearing elsewhere in this Information Statement. In addition, the Information Statement contains forward-looking information, which may be identified by such terms as "believes", "expects", "intends" or words of similar meaning. Such statements involve a number of assumptions and estimates that are based on current expectations, which are subject to risks and uncertainties beyond the IADB's control. Consequently, actual future results could differ materially from those currently anticipated. The IADB undertakes no obligation to update any forward-looking statements.

FINANCIAL OVERVIEW

Unless otherwise indicated, all financial information provided in this Information Statement refers to the Bank's Ordinary Capital.

The financial strength of the Bank is based on the support it receives from its members and on its financial policies and practices. Member support is reflected in the capital backing received and in the diligence with which borrowing members meet their debt-service obligations. Prudent financial policies and practices have led the Bank to build its retained earnings, diversify its funding sources, hold a large portfolio of liquid investments and limit a variety of risks, including credit, market and liquidity risks. The objective of the Bank is to earn an adequate level of income to preserve its financial strength and sustain its development activities. **Box 1** presents selected financial data for the last five years.

The principal assets are loans to member countries. Up to 10% of outstanding loans and guarantees, not including emergency loans, may be made directly to private sector entities without a sovereign guarantee, subject to a number of restrictions. As of December 31, 2005, over 97% of loans outstanding were sovereign-guaranteed and less than 3% was private sector lending without a sovereign guarantee.

The Bank issues debt securities in a variety of currencies, maturities, structures and formats to investors worldwide. These borrowings, together with the Bank's equity, are used to fund lending and investment activities, as well as general operations.

Assets and liabilities are held primarily in United States dollars, euro, Japanese yen and Swiss francs. The Bank minimizes exchange rate risk by matching the currencies of its liabilities with those of its assets. The reported levels of assets, liabilities, income and expense are affected by exchange rate movements between such major currencies and the reporting currency, the United States dollar. The Bank matches the currencies of its equity with those of its loans; thus, fluctuations in exchange rates do not significantly impact its risk-bearing capacity.

Financial Highlights

In 2005, the Board of Governors approved the 2005–2008 New Lending Framework (NLF). Among other items, the NLF establishes flexible annual lending up to a maximum cumulative amount of $20.6 billion for investment loans and $9.8 billion for policy-based loans for the period from 2005 to 2008 and limits the outstanding loan balance for emergency loans to $6 billion. The NLF also eliminates minimum disbursement periods for investment and policy-based loans and allows the Bank to offer policy-based loans with single-tranche disbursements.

The Bank approved a new Local Currency Facility (LCF) under which public and private sector borrowers have the option to receive local currency financing under three different modalities: (i) local currency conversion of future loan disbursements and/or outstanding loan balances; (ii) direct swaps into local currency against existing Bank debt; and (iii) local currency conversion of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. During 2005, the Bank performed its initial local currency conversion of a $19 million loan disbursement.

On December 30, 2005, the Board of Governors approved changes to the lending limits applicable to the Private Sector Program, including an increase in the ceiling on individual projects to the lesser of $200 million or 50% of the total project cost for expansion projects and guarantees, and 25% of the total project cost (certain countries 40%) for new projects. In exceptional circumstances, the Board of Executive Directors may approve financings of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for private sector operations cannot exceed 2.5% of the Bank's equity.

During 2005, the Bank approved 72 loans amounting to $6.4 billion as compared to 56 loans that totaled $5.3 billion in 2004. The increase in the amount of loan approvals was substantially due to an increase in investment lending that was partially offset by a decrease in policy-based lending. Due largely to the increase in loan approvals and more flexible disbursement terms under the NLF, disbursements in 2005 totaled the equivalent of $4.9 billion, significantly higher than the $3.8 billion disbursed in 2004. The undisbursed portion of approved loans increased to $17.0 billion at year-end 2005 from $16.1 billion at year-end 2004.

As of December 31, 2005, all loans were performing, except for certain loans to some private sector borrowers without sovereign guarantee in the aggregate amount of $196 million (2004—$216 million). The allowances for loan and guarantee losses amounted to $188 million compared to $199 million in 2004.

In 2005, the Bank issued medium- and long-term debt securities for a total face amount of $4.9 billion equivalent (2004—$4.7 billion) that generated net proceeds of $4.9 billion equivalent (2004—$4.6 billion) and had an average life of 6.3 years (2004—5.5 years). Such debt securities were issued through a strategy of combining large global benchmark bonds with smaller transactions targeted to particular segments of demand. The slight increase in 2005 borrowings was primarily attributable to greater flexibility in the Bank's capital markets operations resulting from the new liquidity policy approved in 2005.

The Bank enters into currency and interest rate swaps to manage its interest and exchange rate exposures as part of its borrowing operations. According to SFAS 133, these derivatives are valued at their fair value with changes in fair value recorded in income. Management believes that the reported income volatility of applying SFAS 133 is not representative of the underlying economics of the transactions as the Bank generally holds its derivatives and related bonds to maturity. Accordingly, Income before SFAS 133 and currency transaction adjustments is defined herein as "Operating Income", which is more representative of the net results of the Bank's operations. The effects of SFAS 133 and currency transaction adjustments are shown separately in the Statement of Income and Retained Earnings

and are excluded from the determination of ratios and other financial parameters.

Operating Income was $712 million in 2005 compared with $862 million in 2004. The decrease was largely due to a reduction in net interest income generated by the loan portfolio (partially due to the prepayment of a significant emergency loan) and an increase in net non-interest expenses, partially offset by lower loan and guarantee losses. For the second semester of 2005 only, the Board of Executive Directors lowered the loan charges for sovereign-guaranteed, non-emergency loans to 0.10% lending spread, 0.10% credit commission and no supervision and inspection fee due to the steady growth in recent years in the Total Equity to Loans Ratio or TELR, which temporarily reached a level above 38% during this period. Changes in market interest rates generally do not significantly affect Operating Income, as a substantial amount of the loans are cost pass-through loans, and the Bank broadly matches the interest rate structures of its liquid assets and the liabilities funding them.

The Effects of SFAS 133 and currency transaction adjustments for 2005 was substantially lower than in the previous year ($50 million versus $314 million) mostly due to a decrease in the amortization of borrowing and loan basis adjustments arising from previous accounting hedges, the appreciation of the United States dollar against other major currencies (prior year depreciation) and long-term interest rate movements during the year. During 2005, the amortization of basis adjustments on borrowings and loans, the net impact of exchange rates on borrowing transactions and the impact of interest rates on borrowing and lending swaps amounted to an increase (decrease) in income of $85 million, ($32) million and $5 million, respectively, compared to $250 million, $27 million and $48 million, respectively, in 2004.

The Bank manages its financial condition by monitoring certain financial ratios, in particular the TELR. The TELR at December 31, 2005, was 37.3% compared with 36.1% at December 31, 2004, with the increase mostly due to a decline in loans outstanding. According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the Bank will apply standard loan charges, equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee. Management has presented to the Board of Executive Directors a consultation document on options for the use of equity exceeding the upper bound of the TELR band (32%–38%) established in the Bank's capital adequacy policy. The Board of Executive Directors has the matter under consultation.

Box 1: Selected Financial Data

The following information is based upon, and should be read in conjunction with, the detailed information and financial statements appearing in this Information Statement.

(Amounts expressed in millions of United States dollars)

	Years ended December 31,				
	2005	2004	2003	2002	2001
Balance Sheet Data					
Cash and investments-net[1], after swaps	$13,717	$13,046	$14,855	$14,780	$11,932
Approved loans					
Loans outstanding	48,135	49,842	50,655	47,958	44,951
Undisbursed portion of approved loans	17,000	16,093	15,619	18,570	20,506
Total assets	65,382	67,346	69,669	65,031	58,581
Borrowings outstanding[2], after swaps	43,988	45,144	49,275	48,179	43,588
Equity					
Callable capital stock	96,613	96,611	96,611	96,611	96,619
(of which, subscribed by United States, Japan, Canada and the other nonregional members)	48,302	48,300	48,300	48,300	48,307
Paid-in capital stock	4,340	4,340	4,340	4,340	4,341
Retained earnings[3]	14,387	14,171	12,772	9,929	8,913
Total equity	18,727	18,511	17,112	14,269	13,254
Income Statement Data					
Loan income	$ 2,413	$ 2,498	$ 2,711	$ 2,639	$ 3,191
Investment income	403	288	298	319	541
Borrowing expenses, after swaps	1,733	1,572	1,636	1,842	2,321
Loan and guarantee loss provision (credit)[4]	(14)	21	(1,370)	100	147
Net non-interest expense	385	331	309	289	254
Operating income	712	862	2,434	727	1,010
Effects of SFAS 133 and currency transaction adjustments[5][6]	50	314	(1)	(19)	11
Net income	762	1,176	2,433	708	1,021
Ratios					
Net borrowings[7] as a percentage of callable capital stock subscribed by United States, Japan, Canada and the other nonregional members	63.5%	67.3%	72.1%	70.0%	66.6%
Interest coverage ratio[4]	1.41	1.55	2.49	1.40	1.44
Total equity[8] to loans[9] ratio (TELR)	37.3%	36.1%	33.0%	30.9%	30.5%
Cash and investments as a percentage of borrowings outstanding, after swaps	31.2%	28.9%	30.1%	30.7%	27.4%
Returns and Costs, after swaps					
Return on:					
Average loans outstanding	5.04%	5.02%	5.51%	5.73%	7.48%
Average liquid investments	3.29%	2.17%	2.00%	2.28%	4.13%
Average earning assets	4.68%	4.42%	4.70%	4.91%	6.65%
Average cost of:					
Borrowings outstanding during the year	4.07%	3.40%	3.37%	3.97%	5.34%
Total funds available	2.92%	2.53%	2.57%	3.09%	4.17%
Term Duration (in years)					
Investments and loans	4.41	4.36	4.33	4.13	4.34
Debt	4.00	4.15	4.46	3.66	3.88

(1) Net of Payable for investment securities purchased.

(2) Net of premium/discount.

(3) Includes Accumulated other comprehensive income.

(4) The interest coverage ratio is computed using Operating Income and, in 2003, included a one-time reduction in the Allowance for loan losses of $1.4 billion, which was credited to income.

(5) SFAS 133 refers to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

(6) Effective January 1, 2004, the Bank discontinued the use of hedge accounting, resulting in a higher impact of SFAS 133.

(7) Borrowings (after swaps) and gross guarantee exposure, less qualified liquid assets (after swaps) and the special reserve assets.

(8) Paid-in capital stock, retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local currency cash balances, net receivable from members, prepaid pension benefit costs and the cumulative effects of SFAS 133 and currency transaction adjustments.

(9) Includes loans outstanding and net guarantee exposure.

DEVELOPMENT OPERATIONS

General

The Bank offers loans and guarantees to the governments, as well as governmental entities, enterprises and development institutions of its borrowing member countries to help meet their development needs. Under certain conditions and a number of restrictions, loans and guarantees may also be made directly to private sector entities carrying out projects in the territories of borrowing member countries without a sovereign guarantee (Private Sector Program). In addition, the Bank provides financing to borrowing member countries for non-reimbursable and contingent recovery assistance that is aligned with its overall strategy for the region.

Development Objectives

The Bank's two main goals are to promote environmentally sustainable growth, as well as poverty reduction and social equity. To attain these goals, the Bank focuses its work on four priority areas:

- Fostering competitiveness through support for policies and programs that increase a country's potential for development in an open global economy.
- Modernizing the state by strengthening the efficiency and transparency of public institutions.
- Investing in social programs that expand opportunities for the poor.
- Promoting regional economic integration by forging links among countries to develop larger markets for their goods and services.

Lending Cycle

The process of identifying and assessing a project and approving and disbursing a loan often extends over several years. However, on numerous occasions the Bank has shortened the preparation and approval cycle in response to emergency situations such as natural disasters or economic crises. Generally, the Bank's operational staff (economists, engineers, financial analysts and other sector and country specialists) assess the projects. With certain exceptions, the Bank's Board of Executive Directors must approve each loan.

Loan disbursements are subject to the fulfillment of conditions set out in the loan agreement. During implementation of the Bank-supported operations, experienced Bank staff review progress, monitor compliance with Bank policies and assist in resolving any problems that may arise. An independent Bank unit, the Office of Evaluation and Oversight, pursuant to an annual work plan approved by the Board of Executive Directors, evaluates some operations to determine the extent to which they have met their major objectives, and these evaluations are reported directly to the Board of Executive Directors.

The Bank's lending operations conform to certain principles that, when combined, seek to ensure that loans made to member countries are for financially and economically sound purposes to which these countries have assigned high priority, and that funds lent are utilized as intended. These principles are detailed in **Box 2** below.

Box 2: Lending Operations Principles

(i) The Bank makes loans and guarantees primarily to the public sector governments, as well as governmental entities, enterprises, and development institutions of its borrowing members. In addition, the Bank makes loans to private sector entities through its Private Sector Program.

(ii) Loan applicants must submit a detailed proposal to the Bank specifying the technical, economic and financial merits of the project. The proposal must include an evaluation of the project's expected environmental risks or impact and proposed mitigation measures as well as its impact on women and indigenous groups, as applicable.

(iii) The Bank neither renegotiates nor takes part in debt rescheduling agreements with respect to its sovereign-guaranteed loans.

(iv) Loan agreements typically include a negative pledge clause that generally prohibits a borrower from creating any encumbrances on its assets or revenues with respect to its foreign currency debt, unless the Bank is equally and proportionally secured. The Board of Executive Directors has granted limited waivers in the past.

(v) In making loans, the Bank evaluates the capacity of the borrower to carry out its financial obligations under the loan contract, the prevailing macroeconomic climate and debt burden of the country, and policy and institutional issues relevant to the loan.

(vi) The Bank considers the ability of the borrower to obtain private financing under reasonable terms and conditions. The Bank serves as a catalyst to promote private investment, not to compete with it.

(vii) The use of loan proceeds is supervised. Bank staff monitor and supervise the on-going progress with respect to the development objectives of each operation through the Bank's Country Offices in each of its 26 borrowing member countries, and fiduciary arrangements are in place to ensure proper use of Bank resources to achieve the operation's objectives.

Loans

The Bank's sovereign-guaranteed lending generally falls into one of two categories: investment loans for specific projects or policy-based sector loans. Investment lending is generally used to finance goods, works and services in support of economic and social development projects in a broad range of sectors. Policy-based lending generally supports social, structural and institutional reforms with the aim of improving specific sectors of the borrowers' economies and promoting sustainable growth. These loans support the following economic sectors: energy, industry and mining, agriculture and fisheries, transportation and communications, trade finance, education, science and technology, water, sanitation and health, tourism, urban development, planning and reform, modernization of the state and the environment, as well as project preparation. The Bank has also instituted a program of emergency lending to address financial or economic crises.

In addition, the Bank has a Private Sector Program under which loans and partial guarantees are provided directly to private sector entities without a sovereign guarantee, primarily for the financing of private investment in infrastructure, capital markets development activities and trade finance. These loans and guarantees are made on the basis of market-based pricing, are subject to certain eligibility requirements and cannot exceed 10% of the Bank's outstanding loans and guarantees, excluding emergency lending. Such loans and guarantees are also subject to a number of restrictions, including a ceiling on financing the lesser of $200 million or 50% of the total project cost for expansion projects and guarantees, and 25% of the total project cost (certain countries 40%) for new projects. In exceptional circumstances, the Board of Executive Directors may approve project financings of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for private sector operations cannot exceed 2.5% of the Bank's equity.

Figure 1 presents a breakdown of approvals by loan type during the last five years. Over the past five years, sovereign-guaranteed investment lending per year has fluctuated between $1.2 billion and $5.0 billion, and policy-based lending between $0.5 billion and $3.0 billion. Approvals under the Emergency

Figure 1: LOAN APPROVALS BY TYPE
For the years ended December 31, 2001 through 2005
(Expressed in billions of United States dollars)



8
7
6
5
4
3
2
1
Total 7.4
0.3
3.0
4.1
Total 4.0
0.2
0.5
0.5
2.8
Total 6.1
0.2
3.2
1.5
1.2
Total 5.3
0.2
0.3
1.6
3.2
Total 6.4
0.4
1.0
5.0
2001
2002
2003
2004
2005
Private Sector
Emergency Lending
Sovereign-Guaranteed Policy-Based
Sovereign-Guaranteed Investment

Lending Facility amounted to $0.5 billion, $3.2 billion and $0.2 billion in 2002, 2003 and 2004, respectively, with no approvals in 2001 and 2005.

Under the recently approved NLF, the Bank will have more flexible lending up to a maximum cumulative amount of $20.6 billion for investment loans and $9.8 billion for policy-based loans for the period from 2005 to 2008 and a $6 billion limit for outstanding emergency loans. Minimum disbursement periods are eliminated for investment and policy-based loans and the Bank can offer policy-based loans with single-tranche disbursements.

During 2005, loan approvals totaled $6.4 billion (2004—$5.3 billion). A summary of loan approvals by country during 2005 and 2004 appears in **Table 1**. Loan approvals increased during 2005 as a result of an increase of $1.8 billion in the amount of investment loans approved, partially offset by a $0.6 billion decrease in policy-based loans.

Table 1: LOAN APPROVALS BY COUNTRY [(1)(2)]
For the years ended December 31, 2005 and 2004
(Expressed in millions of United States dollars)

COUNTRY	2005	2004
Argentina	$1,033	$ 528
Bahamas	35	4
Barbados	4	—
Bolivia	—	31
Brazil	547	2,542
Chile	41	23
Colombia	561	737
Costa Rica	132	11
Dominican Republic	25	337
Ecuador	88	17
El Salvador	211	—
Guatemala	19	101
Jamaica	—	57
Mexico	2,050	410
Panama	35	—
Paraguay	45	—
Peru	345	351
Suriname	4	11
Trinidad and Tobago	2	—
Uruguay	268	77
Venezuela	910	6
Regional	85	40
Total	$6,440	$5,283

(1) Under the Emergency Lending Facility, one loan was approved to the Dominican Republic for $200 million in 2004 and no loans were approved in 2005.
(2) Includes Private Sector Program lending.

At December 31, 2005, the total volume of outstanding loans was $48.1 billion, $1.7 billion lower than the $49.8 billion at December 31, 2004. This decrease was mainly due to a higher level of loan collections ($5.2 billion, including prepayments of $1.7 billion, mostly related to emergency lending) than disbursements ($4.9 billion), and currency translation adjustments of $1.4 billion. Undisbursed balances at December 31, 2005, totaled $17.0 billion, an increase of $0.9 billion from December 31, 2004. This change was mainly due to new approvals, only partially offset by disbursements and cancellations.

Under the Agreement, the total amount of outstanding loans and guarantees may not exceed, at any time, the total

amount of subscribed capital, plus reserves and surplus, exclusive of income assigned to certain reserves, including a special reserve to meet borrowings and guarantee obligations. The Bank's policy, however, is more stringent and limits the total amount of outstanding loans and guarantees to its paid-in capital stock plus the general reserve and the callable capital stock of non-borrowing member countries. At December 31, 2005, the total amount of loans outstanding and gross guarantee exposure as a percentage of the policy limit of $64.2 billion, after excluding the cumulative effects of SFAS 133 and currency transaction adjustments, was 75.4% compared to 78.3% in 2004.

A summary statement of loans outstanding by country at December 31, 2005 and 2004 is set forth in Appendix I-3 to the financial statements.

Financial Terms of Loans

Currently Available Financial Terms

The Bank currently offers a product mix that provides borrowers with flexibility to select terms that are compatible with their debt management strategy. As of December 31, 2005, the Bank offered two basic types of loans, each denominated in the currency or currencies chosen by the borrower, as available under the programs: Single Currency Facility (SCF) adjustable rate and SCF LIBOR-based loans. SCF adjustable rate loans, introduced in 1996, have an interest rate that is adjusted every six months to reflect the currency-specific effective cost of the pool of borrowings allocated to such loans, plus the Bank's spread. The SCF LIBOR-based loans, introduced in 2003, have an interest rate that is adjusted quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's sub-LIBOR funding cost and the risk mitigation costs, as well as the Bank's spread.

In addition, the Bank offers emergency loans and U.S. Dollar Window Program loans (currently limited to $500 million of loan approvals per calendar year) destined for on-lending to private sector borrowers, both with sovereign guarantee, and Private Sector Program loans without sovereign guarantee, under various terms.

Private Sector Program loans are denominated in United States dollars and borrowers have the option of either LIBOR-based fixed interest rate loans or floating rate loans. For fixed rate loans, the interest rate is fixed upon signature or for each disbursement, at a rate based on a LIBOR funding cost plus the lending spread. For floating rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus the lending spread. Lending spreads and fees are set on a case-by-case basis.

Under the recently approved LCF, public and private sector borrowers have the option to receive local currency financing under three different modalities: (i) local currency conversion of future loan disbursements and/or outstanding loan balances; (ii) direct swaps into local currency against existing Bank debt; and (iii) local currency conversion of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. Outstanding loan balances in the LCF can carry a fixed, floating or inflation-linked interest rate that represents the local currency equivalent of the sum of: (i) the Bank's projected U.S. dollar funding cost, (ii) a risk premium for funding and refinancing risk, and (iii) the lending spread on sovereign-guaranteed, non-emergency loans or a project specific credit risk spread for loans without sovereign guarantee.

The main financial terms of currently available sovereign-guaranteed loan products are summarized in **Table 2.**

Table 2: CURRENTLY AVAILABLE FINANCIAL TERMS OF LOANS WITH SOVEREIGN GUARANTEE[(3)]

	Single Currency Facility		U.S. Dollar Window		Emergency Lending
Interest rate option	**Adjustable rate loans**	**LIBOR-based loans**	**Fixed rate loans**	**LIBOR-based loans**	**LIBOR-based loans**
Currencies offered	USD, EUR, JPY, CHF or a combination of these currencies		USD		USD
Cost base	Weighted average cost of allocated debt	3-month LIBOR	LIBOR-based funding cost	6-month LIBOR	6-month LIBOR
Funding cost margin		Weighted average cost margin of debt allocated to this product		Weighted average cost margin of debt allocated to this product	
Risk mitigation cost [(1)]	Not applicable	50	Not applicable	Not applicable	Not applicable
Lending spread [(1)(2)]	30	30	30	30	400
Credit commission [(1)(2)]	25	25	25	25	75
Front-end fee[(1)]	Not applicable	Not applicable	Not applicable	Not applicable	100
Supervision and inspection fee [(1)(2)]	0	0	0	0	Not applicable
Maturity	15–25 years		12 years	20 years	5 years
Grace period	For investment loans: original disbursement period For policy-based loans: 5 years		5 years		3 years

(1) Lending charges provided in basis points (bps).
(2) Loan charges on sovereign-guaranteed, non-emergency loans are subject to semi-annual approval by the Board of Executive Directors.
(3) Under the LCF, borrowers have the option to convert future loan disbursements and/or outstanding loan balances to local currency under certain terms and conditions.

Previous Available Financial Terms
In previous years, the Bank offered loans under a Currency Pooling System (CPS) established in 1982 and discontinued in 2003. The Bank maintains a targeted currency composition in the CPS of 50% United States dollars, 25% Japanese yen and 25% European currencies. Loans approved prior to 1989 carry a fixed interest rate while loans approved from 1990 to 2003 carry an adjustable rate. The adjustable rate, which resets twice a year, represents the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's spread. At December 31, 2005, these loans represented 36.9% (2004—42.5%) of loans outstanding.

Table 3 presents a breakdown of the loan portfolio by loan product. For more information, see Appendix I-4 to the financial statements.

Table 3: LOANS OUTSTANDING BY LOAN PRODUCT
December 31, 2005 and 2004
(Amounts expressed in millions of United States dollars)

	2005		2004	
	Amount	%	Amount	%
Single Currency Facility-adjustable	$23,293	48.4	$21,953	44.0
Single Currency Facility-LIBOR-based	2,478	5.1	608	1.2
U.S. Dollar Window	777	1.6	850	1.7
Emergency Lending	2,520	5.2	3,820	7.7
Private Sector Program	1,138	2.4	1,244	2.5
Currency Pooling System	17,753	36.9	21,158	42.5
Others	176	0.4	209	0.4
Total	$48,135	100.0	$49,842	100.0

Of the $17.0 billion undisbursed loan balances at December 31, 2005, 50% pertains to the SCF-adjustable and 35% to the SCF-LIBOR-based portfolios.

Charges on Loans with Sovereign Guarantee (Excluding Emergency Lending)
The Bank's standard loan charges for loans made under the SCF, the U.S. Dollar Window Program and the CPS consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed amount of the loan, and no supervision and inspection fee. Loan charges are subject to semi-annual approval by the Board of Executive Directors, and are expected to remain constant, except under extraordinary circumstances. For the second semester of 2005 only, the Board of Executive Directors approved lower loan charges due to the steady growth in recent years of the TELR, which temporarily reached a level above 38% during this period. Prior to July 2003, lending spreads and loan charges were established according to the then applied net income target policy. **Table 4** shows loan charges prevailing during the periods indicated.

Table 4: LOAN CHARGES

	Lending spread %	Credit commission %	Supervision and inspection fee %
2003:			
First semester	0.50	0.50	0.50
Second semester	0.30	0.25	—
2004	0.30	0.25	—
2005:			
First semester	0.30	0.25	—
Second semester	0.10	0.10	—

Guarantees
The Bank may make partial political risk and partial credit guarantees either without a sovereign counter-guarantee under the 10% limit for the Private Sector Program mentioned above, or for public sector operations with a member country sovereign counter-guarantee. Guarantees under the Private Sector Program are denominated in United States dollars. Guarantees for public sector operations are offered in convertible and local currencies. Guarantees in local currencies require a member country sovereign convertible currency counter-guarantee. Regardless of the currency in which a guarantee is denominated, the Bank's exposure is, in all cases, capped at an amount in United States dollars determined at the time each guarantee is approved. As of December 31, 2005, the Bank had not approved any guarantees with a sovereign counter-guarantee.

As part of its Private Sector Program, the Bank has issued partial political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The partial political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Partial political risk guarantees cover specific risk events related to noncommercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for selected infrastructure project borrowings, debt issuances or trade-finance transactions. The terms of

all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee exposure is measured as the future guaranteed cash flows, net of reinsurance, when applicable, discounted to the current period.

During 2005, one Private Sector Program non-trade-related guarantee was approved for $28 million compared to four guarantees for a total of $185 million in 2004. In addition, the Bank has a Trade Finance Facilitation Program to provide partial credit guarantees without sovereign counter-guarantees on trade-finance transactions. This program, which began to operate in July 2005, authorizes up to $40 million in credit support per approved trade-finance bank, and an aggregate of no more than $400 million outstanding at any time. Ten trade-finance guarantee lines of credit in the aggregate amount of $270 million were authorized, while nine guarantees for a total of $19 million were issued during the year.

As of December 31, 2005, guarantees of $319 million (2004—$331 million) were outstanding and subject to call. No guarantees have ever been called. The net present value of guarantee exposure, net of reinsurance, which is the amount counted towards the Private Sector Program's 10% limit, was $203 million at December 31, 2005 (2004—$191 million).

Box 3: Liquidity Management Principles

The primary objective in the management of the Bank's liquidity is to limit exposure to credit, market and liquidity risks. Within the constraints determined by this primary objective, the Bank strives to maximize returns on the invested asset portfolio while limiting the volatility of the Bank's net investment income, which is the spread between investment returns and funding costs.

The Bank manages its liquidity through financial policies, instruments and guidelines, which serve as the rules, procedures and tools that define the Bank's liquidity management. The Investment Resolution approved by the Board of Executive Directors provides the basic authority within which liquidity is invested. The Investment Guidelines approved by management establish the detailed operating, compliance and monitoring conditions for the implementation of the liquidity management. Both are designed to ensure that the Bank assesses market and credit risks, and establishes investment constraints consistent with the Bank's level of risk tolerance. For information concerning the management of risk exposures on liquidity see "Financial Risk Management" below.

LIQUIDITY MANAGEMENT

The Bank invests its liquid assets in highly rated debt securities and bank deposits. These instruments include obligations of highly rated governments, government agencies, multilateral organizations, financial institutions and corporate entities, including asset-backed securities. In addition, the Bank uses derivatives, mostly currency and interest rate swaps, to manage its investment portfolios.

Liquidity plays a key role in the management of the Bank's funding risks by addressing the risk that the Bank may not have adequate funds to meet both future loan disbursement and debt service obligations. The objective of liquidity management is to ensure that adequate resources are available to meet anticipated contractual obligations and to ensure uninterrupted financial operations in the event the Bank were to refrain from borrowing in response to unattractive market conditions or other constraints. The Bank's liquidity management principles are set forth in **Box 3**.

In 2005, a new liquidity policy was adopted chiefly to permit greater flexibility for the Bank's capital market operations. The new policy establishes yearly minimum and maximum liquidity levels, computed at 20% and 40%, respectively, of the projected year-end outstanding loan balance, and a desired level of 30%. It is expected that the new policy will increase liquid holdings and borrowing requirements in 2006 and 2007 and reduce the year-to-year volatility of liquid holdings. For 2005, the liquidity level was established to range between $9.8 billion and $19.6 billion, with the mid-point of $14.7 billion being the desired level. At December 31, 2005, the Bank's liquidity (largely comprised of net cash and investments, after swaps, minus short-term borrowings and borrowing countries local currency cash balances) was $12.6 billion. During the year, liquidity averaged $11.9 billion compared to $13.0 billion in 2004.

The Bank has short-term borrowing facilities that consist of a discount note program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts of not less than $100,000, with maturities of no more than 360 days. These short-term funding facilities are used to cover short-term cash flow needs.

Liquid investments are maintained in three distinct sub-portfolios: transactional, operational and held-to-maturity (HTM), each with different risk profiles and performance benchmarks. The transactional portfolio is used to meet the day-to-day cash flow requirements. The operational portfolio holds the majority of the Bank's liquid holdings. The HTM portfolio consists primarily of the special reserve assets.

The returns of the liquid investment portfolios in 2005 and 2004 are shown in **Table 5**. The higher yield levels on the total portfolio in 2005, as compared to 2004, are primarily due to the overall increase in short-term interest rates as more than three-quarters of the investments are floating rate (LIBOR-indexed). The yield level on LIBOR-based investments does not affect net income since they are financed with matching LIBOR-indexed debt. HTM yields remained substantially unchanged during the year.

Table 5: LIQUID INVESTMENT PORTFOLIOS [(1)]
December 31, 2005 and 2004
(Amounts expressed in millions of United States dollars)

Portfolio	2005 Ending Balance	2005 Financial Return (%)[(2)]	2004 Ending Balance	2004 Financial Return (%)[(2)]
Transactional	$ 267	3.32	$ 67	1.41
Operational	9,851	3.28	8,980	1.74
Held-to-Maturity	3,376	3.33	3,789	3.32
Overall Portfolio	$13,494	3.29	$12,836	2.17

[(1)] After swaps and net of Payable for investment securities purchased.
[(2)] Combined return for all currencies in each portfolio.

Contractual Obligations

In the normal course of business, the Bank enters into various contractual obligations that require future cash payments. The most significant contractual obligations relate to the repayment of borrowings. The maturity structure of medium- and long-term borrowings outstanding at December 31, 2005 is presented in Appendix I-5 to the financial statements. In addition, the Bank has a number of other obligations to be settled in cash, which are reflected in its financial statements, including undisbursed loans, short-term borrowings, payable for currency and interest rate swaps, and payable for investment securities purchased.

SOURCES OF FUNDS

Equity

Total equity at December 31, 2005, was $18.7 billion compared with $18.5 billion at December 31, 2004. The increase primarily reflects the net income for the year, that was substantially offset by negative translation adjustments of $554 million.

The Bank's equity base plays a critical role in securing its financial objectives, enabling the Bank to absorb risk out of its own resources and protecting member countries from a possible call on callable capital stock. For risk management purposes, the Bank monitors equity as defined and utilized in the TELR, which measures the adequacy of its risk-bearing capacity. **Table 6** presents the composition of this measure at December 31, 2005 and 2004. See "Financial Risk Management—Credit Risk—Capital Adequacy Framework" below, for more information on the TELR.

As presented in **Table 6**, the TELR increased from 36.1% at December 31, 2004, to 37.3% at December 31, 2005, which is within the current capital adequacy policy band, established in 2003, of 32% to 38%. The increase was mainly due to a decline of $1.7 billion in loans outstanding. The TELR has increased steadily during the last five years, as shown in **Figure 2**, reflecting a relatively higher growth rate in the equity base than in loans.

Table 6: TOTAL EQUITY TO LOANS RATIO
December 31, 2005 and 2004
(Amounts expressed in millions of United States dollars)

	2005	2004
Equity		
Paid-in capital stock	$ 4,340	$ 4,340
Retained earnings:		
General reserve [(1)]	11,921	11,636
Special reserve [(1)]	2,466	2,535
Plus:		
Allowances for loan and guarantee losses	188	199
Minus:		
Borrowing countries' local currency cash balances	137	143
Net receivable from members	255	95
Prepaid pension benefit costs	136	138
Cumulative effects of SFAS 133 and currency transaction adjustments[(2)]	348	289
Equity used in Total Equity to Loans Ratio	$18,039	$18,045
Loans outstanding and net guarantee exposure	$48,338	$50,033
Total Equity to Loans Ratio	37.3%	36.1%

[(1)] Including Accumulated other comprehensive income.
[(2)] Includes Reclassification to income-cash flow hedges for $8 million and $11 million in 2005 and 2004, respectively.

Figure 2: TOTAL EQUITY TO LOANS RATIO


44%
38%
32%
26%
2001
2002
2003
2004
2005
30.5%
30.9%
33.0%
36.1%
37.3%

Capitalization

Shareholders' support for the Bank is reflected in the capital backing it has received from its members. At December 31, 2005, subscribed capital stock was $100.9 billion, of which $4.3 billion had been paid in and $96.6 billion was callable.

On March 16, 2005, the Republic of Korea became the 47th member of the Bank and subscribed to eight shares of paid-in capital and 176 shares of callable capital. For a list of the members' subscriptions to capital stock, voting power and number of shares subscribed, refer to Appendices I-6 and I-7 to the financial statements.

Paid-in and callable capital stock subscriptions are payable as follows:

Paid-in capital stock: Each subscription to paid-in capital stock has been paid, in whole or in part, in gold, United States dollars, or the currency of the respective member country. In the case of most payments made in the currency of the respective member country, the member country has made arrangements satisfactory to the Bank to assure that, subject to the provisions of the Agreement, its currency will be freely convertible (or the member country has agreed to convert its currency on behalf of the Bank) into the currencies of other countries for the purposes of the Bank's operations. The Bank has accepted non-negotiable, non-interest-bearing demand obligations in lieu of the immediate payment of all or a part of the member's subscription to the paid-in capital stock. Under the Agreement such obligations are accepted where currencies are not required for the Bank's operations.

Callable capital stock: The callable portion of the capital stock subscriptions is subject to call only when required and to the extent necessary to meet the obligations of the Bank on borrowings of funds or guarantees. In the event of a call, payment may be made at the option of the member in gold, United States dollars, fully convertible currency of the member country or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. Calls are required to be uniform, but obligations of the members of the Bank to make payment upon such calls are independent of each other. Failure of one or more members to make payments on any such call would not excuse any other member from its obligation to make payment, and successive calls could be made on non-defaulting members if necessary to meet the Bank's obligations. However, no member could be required on any such call to pay more than the unpaid balance of its capital stock subscription. No call has ever been made on the Bank's callable capital stock.

At December 31, 2005, the total subscription of the United States, the Bank's largest shareholder, was $30.3 billion, of which the United States had paid $1.3 billion as subscriptions to the Bank's paid-in capital stock. Of the United States' callable capital stock subscription of $29.0 billion, $3.8 billion had been fully authorized and appropriated, without fiscal year limitation, by United States legislation, and no further appropriation is necessary to enable the Secretary of the Treasury to pay this amount if any part were to be called to meet obligations of the Bank. The balance of the United States' callable capital stock subscription, $25.2 billion, has been authorized by the United States Congress but not yet appropriated. In 1979, in connection with the United States' subscription to an increase in the callable capital stock, the Bank obtained an opinion of the General Counsel of the Treasury stating that appropriations were not legally required to back subscriptions to such callable capital stock unless and until payment was required of the United States on a call made by the Bank. The opinion further states that an appropriation is not required to make United States callable capital stock subscriptions, authorized by United States legislation, binding obligations backed by the full faith and credit of the United States, and that an obligation contracted by the United States pursuant to a Congressional grant of authority for constitutional purposes is fully binding on the United States notwithstanding that a future appropriation might be necessary in order to fund that obligation.

Borrowings

The Bank raises funds in the international capital markets primarily through the issuance of debt securities. To diversify its sources of funding, the Bank issues its debt securities in various currencies, maturities, formats, and structures to meet the needs of global institutional and retail investors. Under the Agreement, the Bank may borrow only with the approval of the member country in whose markets the debt securities are sold and the member country in whose currency the borrowings are denominated. In addition, the Bank is required to obtain the agreement of each such member country that the proceeds may be exchanged by the Bank for the currency of any other member country without restriction. The Bank's borrowing policy is summarized in **Box 4**.

Box 4: Borrowing Policy

The Bank's policy is to limit the amount of its Net Borrowings to the subscribed callable capital stock of its non-borrowing member countries (the United States, Japan, Canada and the other nonregional members). Net Borrowings is the amount of borrowings plus gross guarantee exposure, less qualified liquid assets and the special reserve assets. Special reserve assets can only be used for meeting the Bank's obligations on borrowings and guarantees. As of December 31, 2005, Net Borrowings represented 63.5% of the subscribed callable capital stock of the non-borrowing member countries compared to 67.3% in 2004.

The objectives of the Bank's borrowing strategy are to secure long-term capital market access, volume and cost effectiveness. The Bank uses derivatives, mostly currency and interest rate swaps, for hedging purposes as part of its liability management to achieve the desired currency composition and interest rate structure as well as to lower its funding costs. The Bank closely monitors and regulates its activities with dealers and counterparties (see "Financial Risk Management—Credit Risk—Commercial Credit Risk" below). The amount and timing of the Bank's borrowings are determined in part by loan disbursements, maturing debt and liquidity levels (see "Liquidity Management" above).

In 2005, net proceeds of medium- and long-term debt raised directly in financial markets amounted to $4.9 billion compared to $4.6 billion in 2004. The slight increase in 2005 borrowings was primarily attributed to greater flexibility in the Bank's capital markets operations resulting from the new liquidity policy. Borrowing operations for 2005 and 2004 are summarized in **Table 7**.

Borrowings raised in any given year are used for general operations, including loan disbursements and refinancing of maturing debt. In 2005, the Bank issued its first-ever bonds de-

Table 7: SUMMARY OF ANNUAL BORROWING OPERATIONS
For the years ended December 31, 2005 and 2004
(Amounts expressed in millions of United States dollars)

	2005	2004
Total medium- and long-term borrowings(1)	$4,922	$4,618
Average life (years)(2)	6.3	5.5
Number of transactions	32	19
Number of currencies	9	9

(1) Represents net proceeds on a trade date basis.
(2) Average life to the first call date.

nominated in Chilean pesos and Icelandic krónur. The Bank also issued a global benchmark $1 billion bond maturing in 2015. Bonds denominated in borrowing member country currencies in the aggregate amount of $496 million were issued during 2005 (2004—$563 million), comprised of the following currencies: Mexican pesos $358 million, Colombian pesos $72 million, and Chilean pesos $66 million (2004—Mexican pesos $269 million, Colombian pesos $44 million, and Brazilian reais $250 million). In addition, the Bank transacted various bonds denominated in Australian dollars, Icelandic krónur, Japanese yen, New Zealand dollars, South African rand, and United States dollars.

New medium- and long-term borrowings by currency for 2005, as compared to 2004, are shown in **Figure 3**. In 2005, most non-United States dollar borrowings were swapped into United States dollars and euros (2004—all swapped into United States dollars).

Figure 3: BORROWINGS BY CURRENCY (1)
For the years ended December 31, 2005 and 2004


2005
Others 8%
Other Latin American Countries 3%
Japanese Yen 4%
Mexican Pesos 7%
New Zealand Dollars 22%
U.S. Dollars 34%
Australian Dollars 22%
2004
Others 4%
Other Latin America Countries 4%
Canadian Dollars 5%
Mexican Pesos 6%
New Zealand Dollars 22%
U.S. Dollars 31%
Australian Dollars 28%

(1) Includes medium- and long-term borrowings, excluding swaps, and represents net proceeds on a trade date basis.

The Bank strategically repurchases, calls or prepays its debt to reduce the cost of borrowings and the exposure to refunding requirements in a particular year, or to meet other operational needs. In response to market conditions during 2005, the Bank called $28 million of its outstanding borrowings compared to $183 million in 2004.

Use of Derivatives: The Bank may enter into currency and interest rate swaps contemporaneously with borrowing transactions in order to convert the proceeds into euro, Japanese yen, Swiss francs or United States dollars and fixed or floating rate funding to meet its loan disbursement obligations. In 2005, 84% of new borrowings were initially swapped into United States dollars and 10% were swapped into euros both at floating rates, with conversion to fixed-rate funding being carried out subsequently in accordance with funding requirements. As part of the risk mitigation component of the SCF LIBOR-based loan pricing alternative, the Bank purchases caps to reduce its exposure to sudden increases in interest rates. **Figures 4** and **5** illustrate the effect of swaps on both the interest rate structure and currency composition of the medium- and long-term borrowing portfolio at December 31, 2005.

More detailed information with respect to the Bank's borrowings and derivatives is contained in Notes G and H and Appendix I-5 to the financial statements.

Figure 4: EFFECTS OF SWAPS ON INTEREST RATE STRUCTURE OF OUTSTANDING BORROWINGS (1)
December 31, 2005


Borrowings, before swaps
Adjustable 3%
Fixed 97%
Borrowings, after swaps
Adjustable 52%
Fixed 48%

(1) Medium- and long-term borrowings only.

Figure 5: EFFECTS OF SWAPS ON CURRENCY COMPOSITION OF OUTSTANDING BORROWINGS (1)
December 31, 2005


Borrowings, before swaps
Others 31%
Euro 8%
Japanese Yen 6%
Swiss Francs 2%
U.S. Dollars 53%
Borrowings, after swaps
Euro 9%
Japanese Yen 6%
Swiss Francs 3%
U.S. Dollars 82%

(1) Medium- and long-term borrowings only.

RESULTS OF OPERATIONS

Operating Income

Operating Income includes the net interest income on earning assets and the income contribution of the Bank's capital, other loan income, the provision (credit) for loan and guarantee losses and net non-interest expense. **Table 8** shows the breakdown of Operating Income during the last three years.

Year 2005 versus 2004: In 2005, Operating Income was $150 million lower than the previous year due to a reduction in the net interest income generated by the loan portfolio (partially due to the prepayment of a significant emergency loan and lower lending spreads on sovereign-guaranteed, non-emergency

Table 8: OPERATING INCOME
(Expressed in millions of United States dollars)

	2005	2004	2003
Loan interest income	$2,368	$2,446	$ 2,602
Investment income	403	288	298
	2,771	2,734	2,900
Less:			
Borrowing expenses	1,733	1,572	1,636
Net interest income	1,038	1,162	1,264
Other loan income	45	52	109
Other Expenses:			
(Credit) provision for loan and guarantee losses	(14)	21	(1,370)
Net non-interest expense	385	331	309
Total	371	352	(1,061)
Operating Income	$ 712	$ 862	$ 2,434

loans) and an increase in net non-interest expense, which is chiefly comprised of administrative expenses, partially offset by lower loan and guarantee losses.

Year 2004 versus 2003: In 2004, Operating Income declined to $862 million compared to $1,064 million in 2003, after excluding a non-recurring reduction in the Allowance for loan losses of $1,370 million. The decrease was mainly due to a reduction in the income generated by the loan portfolio as well as an increase in net non-interest expense, which is chiefly comprised of administrative expenses. In 2003, as a result of changes in management's assessment of the risk of loss on loans outstanding, the Bank revised certain estimates used to compute the loan loss allowance. The resulting change in estimates caused the non-recurring reduction referred to above, which was credited to income.

Net Interest Income

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective returns and costs for 2005, 2004, and 2003 are shown in **Table 9**.

Year 2005 versus 2004: Net interest income decreased $124 million in 2005 with respect to 2004, primarily due to a reduction in emergency loans outstanding (which generate an

Table 9: ASSET/LIABILITY PORTFOLIOS AND RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	2005		2004		2003	
	Average Balance	Return/Cost %	Average Balance	Return/Cost %	Average Balance	Return/Cost %
Loans (1)	$47,837	4.95	$49,721	4.92	$49,193	5.29
Liquid investments	12,341	3.29	13,415	2.17	15,014	2.00
Total earning assets	60,178	4.61	63,136	4.34	64,207	4.52
Borrowings	42,609	4.07	46,200	3.40	48,590	3.37
Interest rate spread		0.54		0.94		1.15
Net interest margin (2)		1.72		1.84		1.97

(1) Excludes loan fees.
(2) Represents net interest income as a percent of average earning assets.

interest rate margin of 4%), lower lending spreads on sovereign-guaranteed, non-emergency loans, and a decline in the amount of, and the net interest margin generated by, the Bank's regular loans. This decrease was partially offset by the increase in equity resources and a change in the classification of income collections on private sector loans classified as impaired and/or in nonaccrual status (see Note E to the financial statements).

The increase in investment income was primarily due to the overall increase in short-term interest rates. This increase was substantially offset by a corresponding increase in borrowing expenses as LIBOR-based investments (comprising more than three-quarters of the investments) are financed with matching LIBOR-indexed debt.

Year 2004 versus 2003: Net interest income decreased $102 million in 2004 with respect to 2003, primarily due to lower lending spreads, a reduction in emergency loans outstanding, lower returns on the equity funded component of loans, and the six-month lag inherent in the pool-based lending rate calculation. Such decrease was partially offset by an increase in equity resources.

Net Non-interest Expense

The main components of net non-interest expense are presented in **Table 10.**

Table 10: NET NON-INTEREST EXPENSE
(Expressed in millions of United States dollars)

	2005	2004	2003
Administrative expenses			
Staff costs	$331	$279	$257
Consultant fees	47	44	43
Operational travel	21	19	19
Other expenses	74	62	67
Total gross administrative expenses	473	404	386
Less: Share of Fund for Special Operations	(86)	(62)	(58)
Net administrative expenses	387	342	328
Service fee revenues	(6)	(6)	(6)
Income from pension and postretirement plans	—	—	(8)
Special programs	12	—	—
Other income	(8)	(5)	(5)
Net non-interest expense	$385	$331	$309

Year 2005 versus 2004: Net non-interest expense increased by $54 million in 2005 mainly due to an increase in pension and postretirement benefit costs ($20 million), regular salary and related benefits increases ($11 million), additional employee benefit accruals ($8 million), and expenditures under special programs approved by the Board of Executive Directors ($12 million).

Year 2004 versus 2003: Net non-interest expense increased by $22 million in 2004 mainly due to a $20 million increase in pension and postretirement benefit costs (benefit cost of $19 million in 2004 versus net benefit income of $1 million in 2003) that resulted from lower expected investment returns from these plans.

FINANCIAL RISK MANAGEMENT

As part of its development banking services, the Bank is exposed to credit risk (loan portfolio or country credit and commercial credit); market risk (interest rate, spread and exchange rate); liquidity risk (funding and liquidation); and operational risk.

Governance

The Bank conducts its operations within a framework of financial policies, uses only specifically authorized financial instruments and follows a well-defined risk management decision-making process.

The Bank manages its risks in accordance with the Agreement, and such other policies as are approved by its Board of Governors, its Board of Executive Directors and the Finance Committee composed of members of management. Additionally, a Finance Department committee on asset and liability management, chaired by the Finance Manager, develops guidelines and oversees implementation of, and compliance with, the Bank's financial risk management approach in matters of risk, asset and liability management, funding and investments and strategic financial planning.

Credit Risk

Credit risk is the potential loss that could result from the default of borrowers (that is, loan portfolio credit risk or country credit risk) or from the default/downgrade of investment, trading or swap counterparties (that is, commercial credit risk). Almost all of the Bank's loans are sovereign-guaranteed.

Loan Portfolio Credit Risk: Loan portfolio credit risk is the risk that the Bank may not receive repayment of principal and/or interest on one or more of its loans according to the agreed-upon terms. It is directly related to the Bank's core business and is the largest financial risk faced by the Bank. The Bank has multiple sources of protection from loan portfolio credit risk, including an overall lending limitation, a comprehensive capital adequacy framework (designed to ensure that the Bank holds sufficient equity at all times given the quality and concentration of its portfolio), a policy for the treatment of non-performing loans and a policy for the maintenance of a loan loss allowance. The Bank's loan portfolio credit risk is determined by the credit quality of, and exposure to, each borrower.

The credit quality of the loan portfolio as of December 31, 2005, as represented by the long-term foreign currency credit ratings assigned to each borrowing country by the rating agencies, is depicted in **Figure 6**. Since December 31, 2004, the credit quality of the Bank's loan portfolio has improved. Five countries received rating upgrades in 2005, the most significant being the emergence of Argentina, representing approximately 17% of the portfolio, from selective default (SD) to a rating of B–. Only one country was downgraded during the year.

Figure 6: CREDIT QUALITY OF LOAN PORTFOLIO REFLECTED IN RATINGS OF BORROWING MEMBER COUNTRIES
December 31, 2005 and 2004


2005
BB+ to B–
76%
CCC+ to C
3%
Regional/
unrated 1%
Private
sector 2%
Investment
grade 18%


2004
BB+ to B–
57%
CCC+ to C
5%
SD
17%
Regional/
unrated 1%
Private
sector 3%
Investment
grade 17%

The Bank's exposure reflects the overall size and concentration of the portfolio. Exposure is limited only by the Bank's lending authority; there are no per-country lending limits. Taking into consideration the regional nature of the Bank's operations and the relative sizes of the economies of its borrowing members, the Bank expects to consistently have a concentrated portfolio. As shown in **Figure 7**, as of December 31, 2005, 71% of the portfolio is held by the five largest borrowers. Refer to Appendix I-3 to the financial statements for more information.

Lending Limitation: With respect to the overall lending limitation, the Bank's policy is to limit the total amount of outstanding loans and guarantees to its paid-in capital stock plus the general reserve and the callable capital of the non-borrowing member countries. This lending limit is stricter than that prescribed by the Agreement, which also includes the callable capital of the borrowing members.

Figure 7: CONCENTRATION OF LOAN PORTFOLIO
December 31, 2005 and 2004


2005
1–5
71%
6–10
15%
11–15
7%
16–20
3%
21–25
1%
Regional
1%
Private
Sector 2%


2004
1–5
69%
6–10
15%
11–15
8%
16–20
3%
21–25
1%
Regional
1%
Private
sector 3%

Capital Adequacy Framework: The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The Bank's economic capital is measured by the TELR, whose desired level of 38% was determined based on an analysis of the Bank's economic capital needs under various hypothetical financial stress scenarios. As long as Operating Income is positive and the TELR is within a range between 32% and 38% and increasing over the medium term, the Bank will apply standard loan charges. These charges generate sufficient income to cover the Bank's expenses and continue building its retained earnings.

Non-performing Loans: Except for non-sovereign-guaranteed loans to private sector borrowers, loan service delays by a borrower in a member country preclude new loan approvals to borrowers in the member country, may lead to the suspension of loan disbursements, may result in the loan being placed in non-accrual status, and may cause the loan to be declared due and payable. The Bank exercises its policy under a graduated approach as summarized in **Table 11**.

TABLE 11: TREATMENT OF NON-PERFORMING SOVEREIGN LOANS

30 days after loan due date	The Bank suspends disbursements on the loan in arrears and all other loans to the borrower. The Bank informs the guarantor of the arrears by the borrower and requests prompt payment of the amount in arrears. No loan contract with a borrower in the country in question is signed by the Bank and no loan proposal is approved.
120 days after loan due date	The Bank suspends disbursements on all loans to the guarantor and guaranteed by the guarantor if the guarantor fails to pay the amounts due.
180 days after loan due date	The Bank places in nonaccrual status all loans for the country in question of which the government, the central bank or any government entity is a borrower or guarantor, unless it is determined that all payments of amounts in arrears are in process and will be collected in the immediate future. Placement in nonaccrual status implies a reversal of all accrued income to date and no further income accumulation until all pending amounts are received. All Bank missions to the country intended for the programming, preparing or processing of loans are suspended.

If loans made to a member country funded with resources of the FSO or of any other fund owned or administered by the Bank are non-performing, all loans made to or guaranteed by that member government are also considered non-performing. The Bank maintains a continuous dialogue with its borrowers to ensure prompt payment on all of its loans.

In the case of direct loans to the private sector, an internal Bank committee determines when the loan is classified in nonaccrual status, which can happen anytime between 30 and 90 days of being overdue or, if special circumstances warrant, at any time prior to the expiry of 30 days. At December 31, 2005, all loans were performing, except for certain Private Sector Program loans, which were classified as impaired and were in nonaccrual status (see Note E to the financial statements).

Loan and Guarantee Loss Allowances: Because of the nature of its borrowers and guarantors, the Bank expects that each of its Ordinary Capital sovereign-guaranteed loans will ultimately be repaid. In addition, the Bank has had an essentially fully performing sovereign-guaranteed loan portfolio since its establishment. During the Bank's 46 years of history, only five borrowing countries have been in nonaccrual, for varying times during 1988–1992. The maximum aggregate balance in nonaccrual never exceeded 8% of total loans outstanding, and the Bank ultimately received the full principal and interest due on these loans. The Bank maintains allowances for loan and guarantee losses to recognize the probable losses inherent in its loan and guarantee portfolios, primarily related to private sector loans. Pursuant to Bank policy, a credit for loan and guarantee losses of $14 million was recognized in income during 2005, for total allowances of $188 million at December 31, 2005 (2004—$199 million). At December 31, 2005, the Private Sector Program allowances for loan and guarantee losses were 12.3% of the corresponding combined outstanding portfolios (2004—10.5%).

Commercial Credit Risk: Commercial credit risk is the potential loss that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. In accordance with its conservative risk policies, the Bank will only invest in high quality debt instruments issued by governments, government agencies, multilateral organizations, financial institutions and corporate entities, including asset-backed securities. The Bank's process for controlling its commercial credit risk includes: a) specifying authorized investments; b) establishing approved lists of acceptable counterparties, issuers and dealers; c) defining acceptable credit rating limits; and d) specifying exposure limits and term limits for acceptable counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, primarily swaps, for hedging purposes. The use of derivatives is limited to authorized dealers and counterparties selected on the basis of conservative risk management policies. The Bank has established exposure limits for each swap counterparty and has entered into master swap agreements that contain enforceable closeout netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual thresholds. Master swap agreements with swap counterparties have been amended to make risk mitigation provisions consistent with more conservative levels required under a new derivatives credit risk management policy. Counterparty exposure limits are calculated and monitored on the basis of potential credit exposures modeled throughout the life of each counterparty's portfolio. Full simulation is used to model the complex interactions of market risk factors, the dynamics of the portfolio, and the impact of risk mitigation mechanisms such as collateral thresholds and termination triggers, in order to come up with estimates of potential credit exposure. Monitoring the Bank's exposures and managing such risks are continuous processes. The Bank does not expect nonperformance by any of its counterparties.

The Bank treats current credit exposure as the replacement cost of the relevant derivative instrument. This is also referred to as replacement risk or the mark-to-market exposure amount. Mark-to-market exposure is a measure, at a point in time, of the value of a derivative contract in the open market. When the mark-to-market is positive, it indicates that the counterparty owes the Bank and, therefore, creates an exposure for the Bank. When the mark-to-market is negative, the Bank owes the counterparty and does not have replacement risk. When the Bank has more than one derivative transaction outstanding with a swap counterparty, the "net" mark-to-market exposure represents the netting of the positive and negative exposures with the same counterparty. If this net mark-to-market is negative, then the Bank's exposure to the counterparty is considered to be zero.

Figure 8 provides details of the estimated credit exposure on investments by issuer rating category. As of December 31, 2005, the credit exposure for the whole investment portfolio amounted to $13.6 billion compared to $13.0 billion at December 31, 2004. The credit quality of the investment portfolio for 2005 continues to be high, as 85% of the issuers were rated AAA and AA, and an additional 10% of the portfolio carried the highest short-term ratings, compared to 91% and 4%, respectively, in 2004. **Figure 9** provides details of the estimated credit exposure (netted by counterparty) on the swap portfolio, by rating category. As of December 31, 2005, the swap credit exposure decreased to $1.3 billion from $1.8 billion a year earlier. The credit quality of the swap portfolio continues to be high, as 93% of the counterparties were rated AAA and AA in 2005, compared to 92% in 2004. These swap credit exposures are collateralized. As of December 31, 2005, $885 million of eligible collateral had been posted with the Bank's custodian (compared to $1 billion in 2004), which significantly reduced the credit exposure on swaps discussed above.

Figure 8: INVESTMENT CREDIT EXPOSURE BY ISSUER RATING
December 31, 2005 and 2004


2005
A1+ 10%
A 5%
AA 17%
AAA 68%
2004
A1+ 4%
A 5%
AA 21%
AAA 70%

Market Risk

The Bank faces risks that result from market movements, primarily changes in interest and exchange rates. However, exposure to market risks is small as the Bank has an integrated asset and liability management framework.

Figure 9: SWAPS CREDIT EXPOSURE BY COUNTERPARTY RATING
December 31, 2005 and 2004


2005
AA 81%
A 7%
AAA 12%
2004
AA 76%
A 8%
AAA 16%

Asset and Liability Management: The objective of asset and liability management is to ensure adequate funding for each product at the most attractive cost available, and to manage the currency composition, maturity profile and interest rate sensitivity characteristics of the portfolio of liabilities supporting each lending product in accordance with the particular requirements for that product and within prescribed risk parameters. The Bank employs derivatives to manage and align the characteristics of its assets and liabilities, enhance investment returns and lower borrowing costs.

Interest Rate Risk: The Bank is exposed to two potential sources of interest rate risk. The first is the interest rate sensitivity associated with the net spread between the rate earned on assets and the cost of borrowings that fund those assets. The second is the interest rate sensitivity of the income earned from funding a portion of its assets with equity.

The Bank mitigates its exposure to net spread sensitivity through a cost pass-through formulation incorporated in the lending rates charged on most of its existing loans, in addition to a carefully designed term structure management. These cost pass-through loans account for 88.5% of the existing outstanding loan portfolio as of December 31, 2005; the remaining 11.5% are emergency loans, private sector loans and fixed-rate loans. Some of the cost pass-through loans, primarily the adjustable rate loans, pose some residual interest rate risk given the six-month lag inherent in the lending rate calculation (see

"Development Operations—Financial Terms of Loans" above). The Bank funds and invests its liquidity at matching rate structures using specific duration gap constraints, thus avoiding any undue exposure to interest rate risk.

The Bank mitigates its exposure to equity-induced income sensitivity by investing these funds in long-term loan assets, producing relatively stable returns.

Exchange Rate Risk: In order to minimize exchange rate risk in a multicurrency environment, the Bank matches the after-swap borrowing obligations in any one currency with assets in the same currency, as prescribed by the Agreement. In addition, the Bank's policy is to minimize the exchange rate sensitivity of its TELR by performing periodic currency conversions to maintain the currencies underlying its equity and allowances for loan and guarantee losses aligned with those of the outstanding loans and net guarantee exposure. In order to minimize currency misalignments, the Bank also aligns the currency composition of the special reserve assets with that of its outstanding borrowings.

Figure 10 presents the currency composition of the Bank's assets and liabilities (after swaps) at the end of 2005 and 2004.

Liquidity Risk

Liquidity risk arises from the general funding needs of the Bank's activities and in the management of its assets and liabilities. It includes the risk of being unable to fund the portfolio of assets at appropriate maturities and rates (that is, funding risk); the risk of being unable to liquidate a position in a timely manner at a reasonable price (that is, liquidation risk); and the exacerbation of these two risks by having significant portions of a portfolio of assets or liabilities allocated to a specific type of instrument (that is, concentration risk).

The Bank manages liquidity risk through its liquidity policy, asset-liability management policy and its short-term borrowing program. The Bank's liquidity policy determines a minimum amount of liquidity, which is designed to allow the Bank to refrain from borrowing for a period of time while continuing to meet its own obligations. The asset and liability management of the Bank, in addition to optimizing the allocation of equity and debt to fund the Bank's various assets, determines the proper term-duration gap between loans and debt to both lower funding costs and reduce refunding risk. Finally, under the short-term borrowing program, discount notes with maturities of less than one year are issued to cover short-term cash flow needs whenever the liquidation of a position is not desirable.

Operational Risk

Operational risk is the potential loss arising from internal activities or external events, caused by breakdowns in information, communication, physical safeguards, business continuity, supervision, transactions processing, pricing, cash and securities movements and settlement systems. In addition, operational risk includes fraud and failures in the execution of legal, fiduciary and agency responsibilities.

Within the Bank there are policies and procedures in place covering all significant aspects of operational risk. These include first and foremost the Bank's high standards of business ethics and its established system of internal controls. These

Figure 10: CURRENCY COMPOSITION OF ASSETS & LIABILITIES
December 31, 2005 and 2004


ASSETS — 2005
Swiss Francs 4%
Japanese Yen 7%
Euro 8%
U.S. Dollars 81%
LIABILITIES — 2005
Swiss Francs 3%
Japanese Yen 6%
Euro 9%
U.S. Dollars 82%
ASSETS — 2004
Swiss Francs 5%
Euro 8%
Japanese Yen 9%
U.S. Dollars 78%
LIABILITIES — 2004
Swiss Francs 4%
Japanese Yen 8%
Euro 9%
U.S. Dollars 79%

are supplemented by the Bank's disaster recovery/contingency planning, the Information Disclosure Policy, client and project integrity due diligence procedures, and procurement and purchasing policies.

The Bank is currently implementing the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control-Integrated Framework, and is establishing an annual process for management to report on the effectiveness of internal controls over financial reporting, and for the external auditors to attest to management's report. Management's first internal controls report and auditors' attestation are expected to be issued in February 2007 in connection with financial information as of December 31, 2006.

ADDITIONAL REPORTING AND DISCLOSURE

Basis of Reporting

The financial statements are prepared in accordance with United States generally accepted accounting principles (GAAP), which requires management to make estimates and assumptions that affect the reported results (see Note B to the financial statements).

Critical Accounting Policies

The Bank believes that some of the more significant accounting policies it uses to present its financial results in accordance with GAAP involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Fair Value of Financial Instruments: The Bank uses fair value estimates to account for the trading investments portfolio and all derivatives (mostly interest and currency swaps), and for disclosures of financial instruments. Until December 31, 2003, the Bank also used fair value estimates to determine adjustments to the carrying amounts of hedged loans and borrowings designated in hedge accounting relationships (namely the loan and bond basis adjustments, respectively). Fair values are based on market prices when they are available. If market quotes are not available, fair values are based on dealer prices, prices of comparable instruments or discounted cash flows using pricing models. Pricing models use inputs from market sources such as interest rate yield curves, currency exchange rates and option volatility. These assumptions may have a significant effect on the reported fair values of assets and liabilities (including derivatives) and related income and expenses. Management believes its estimates of fair value are reasonable given its processes for obtaining external prices and parameters and the consistent application of this approach from period to period.

Changes in the fair value of trading securities and related derivatives are presented in Income from investments on the Statement of Income and Retained Earnings. Changes in the fair value of all derivatives other than investment derivatives and, up to December 31, 2003, of those assets and liabilities linked to derivatives and designated as fair value hedges in accordance with SFAS 133, are reported in Effects of SFAS 133 and currency transaction adjustments. See "Effects of SFAS 133 and Currency Transaction Adjustments" below.

Loan and Guarantee Loss Allowances: The Bank maintains allowances for losses on its loan and guarantee portfolios at levels management believes to be adequate to absorb estimated losses inherent in the total portfolio at the balance sheet date. Setting the level of the allowances requires significant judgment. The use of different estimates or assumptions as well as changes in external factors could produce materially different provisions and allowance levels. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will ultimately be repaid. Accordingly, the level of its loan and guarantee loss allowances is relatively small and mainly related to the private sector loan portfolio.

Effects of SFAS 133 and Currency Transaction Adjustments

As required by SFAS 133, the Bank marks to market all derivative instruments with changes in fair value recognized in income. Up to December 31, 2003, the Bank designated in hedging relationships most of the derivatives related to its borrowing and lending activities, following the SFAS 133 criteria. Accordingly, changes in the fair values of hedged assets and liabilities were also recognized in income, substantially offsetting the derivatives mark to market adjustments in previous years. The changes in fair value of both the derivative instrument and the underlying borrowing included changes in fair value due to changes in exchange rates, which offset each other almost entirely under hedge accounting.

Effective January 1, 2004, the Bank elected to discontinue hedge accounting for all its SFAS 133 hedging relationships while continuing to measure all derivatives at fair value, with changes in fair value recognized in income. In addition, the effect of exchange rate changes that had been included in the borrowings' fair value adjustments is now recognized as currency transaction adjustments. Management considers that these two elements are economically related and hence are reported together in a separate line in the Statement of Income and Retained Earnings.

The discontinuation of hedge accounting required the Bank to start amortizing the previously recorded basis adjustments on borrowings and loans. In addition, the Bank's current application of SFAS 133 requires that only derivative instruments be marked to market. During 2005, the amortization of basis adjustments on borrowings and loans, the net impact of exchange rates on borrowing transactions, and the impact of interest rates on borrowing and lending swaps amounted to an increase (decrease) in income of $85 million, ($32) million, and $5 million, respectively (2004—$250 million, $27 million, and $48 million, respectively) (for additional information, see Note H to the financial statements). As a result, Effects of SFAS 133 and currency transaction adjustments was substantially higher in 2005 and 2004 than in previous years (positive $50 million and $314 million in 2005 and 2004, respectively, and negative

$1 million in 2003). Management believes that this reported income volatility is not representative of the underlying economics of the transactions as the Bank generally holds its swaps to maturity.

ADMINISTRATION AND GOVERNANCE OF THE BANK

The Bank's administration is composed of the Board of Governors, the Board of Executive Directors, the President, the Executive Vice President, the Vice President for Finance and Administration, other officers and the staff.

The Board of Governors

All the powers of the Bank are vested in the Board of Governors, which consists of one Governor and one Alternate Governor appointed by each member country. The Governor or Alternate Governor from each member country exercises the voting power to which that member country is entitled, each member country having 135 votes plus one vote for each share of capital stock of the Bank held. The Agreement, as amended, provides that subscriptions to the capital stock will not become effective if the result would be to reduce the voting power of (i) the regional developing countries below 50.005%; (ii) the United States below 30%; or (iii) Canada below 4% of the total voting power. This permits nonregional members to have a voting power of up to 15.995%, including approximately 5% for Japan. A list of the members at December 31, 2005, showing the voting power and the number of shares subscribed by each member, is set forth in the Statement of Subscriptions to Capital Stock and Voting Power (see Appendix I-7 to the financial statements). The Board of Governors holds regular annual meetings.

The Board of Executive Directors

The Board of Executive Directors consists of 14 Directors: one appointed by the United States, one elected by the Governor for Canada, three elected by the Governors for the nonregional member countries, and the remaining nine elected by the Governors for the borrowing member countries. Executive Directors are persons of recognized competence and wide experience in economic and financial matters. The members of the Board of Executive Directors also bring to the Bank valuable multicultural viewpoints that are consistent with its multilateral nature. Each Executive Director appoints an Alternate Executive Director who has full power to act for the Executive Director when he or she is not present. Executive Directors serve full-time, generally for a period of three years.

The Board of Governors has delegated to the Board of Executive Directors all its powers except certain powers reserved to the Governors under the Agreement. Each Executive Director is entitled to cast the number of votes of the member country which appointed him or, if elected, the number of votes that counted toward his election. All matters before the Board of Governors and the Board of Executive Directors are decided by a majority of the total voting power of the Bank, except in certain cases provided in the Agreement that require a higher percentage.

The Executive Directors have established several standing committees, including the Audit Committee, the Budget and Financial Policies Committee, the Organization, Human Resources, and Board Matters Committee, the Policy and Evaluation Committee, the Programming Committee and the Ethics Committee.

The Board of Executive Directors, including its Committees, functions in continuous session at the principal offices of the Bank and meets as often as business requires. Unless otherwise decided by the Board, the Committees do not vote on issues before their consideration but rather make, when appropriate, recommendations to the full Board of Executive Directors.

The following is an alphabetical list of the members of the Board of Executive Directors, the member countries by which they were appointed or elected and the Alternates appointed by the Executive Directors as of the date of this Information Statement:

Executive Directors	Alternates	Member Countries
Charles Bassett (Canada)	Jill Johnson (Canada)	Canada
Adina Bastidas (Venezuela)	Fernando Eleta C. (Panama)	Panama and Venezuela
Havelock Brewster (Guyana)	Jerry Butler (The Bahamas)	The Bahamas, Barbados, Guyana, Jamaica and Trinidad and Tobago
Luis Cosenza Jiménez (Honduras)	Nelly Lacayo-Anderson (El Salvador)	Belize, Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua
Jorge Crespo-Velasco (Bolivia)	Hugo Rafael Cáceres Agüero (Paraguay)	Bolivia, Paraguay and Uruguay
Eugenio Díaz-Bonilla (Argentina)	Martín Bès (Argentina)	Argentina and Haiti
Luis Guillermo Echeverri (Colombia)	Gustavo Palacio (Ecuador)	Colombia and Ecuador
Agustín García-López (Mexico)	Roberto B. Saladín (Dominican Republic)	Dominican Republic and Mexico

Executive Directors	Alternates	Member Countries
Giorgio Leccesi (Italy)	Ina-Marlene Ruthenberg (Germany)	Belgium, Germany, Israel, Italy, The Netherlands and Switzerland
Luis Linde (Spain)	Olivier Myard (France)	Austria, Denmark, Finland, France, Norway, Spain and Sweden
Héctor E. Morales (United States)	Jan E. Boyer (United States)	United States
Jaime Pinto (Peru)	German Quintana (Chile)	Chile and Peru
Rogério Studart (Brazil)	Arlindo Villaschi (Brazil)	Brazil and Suriname
Tsuyoshi Takahashi (Japan)	Stewart Mills (United Kingdom)	Croatia, Japan, Portugal, the Republic of Korea, Slovenia and United Kingdom

Audit Committee of the Board of Executive Directors: The primary functions of the Audit Committee are to assist the Board of Executive Directors in overseeing the Bank's (i) financial reporting, (ii) risk management and internal control processes, (iii) internal and external audit functions, including ensuring external auditors' independence, (iv) communications of senior management and the Executive Directors with the external auditors and (v) activities in promoting institutional integrity.

In 2005, the Audit Committee decided to broaden its membership to include all the members of the Board of Executive Directors. The Audit Committee meets regularly and as circumstances dictate, and may meet periodically in executive sessions with the Bank's management and the external auditors. The Committee may obtain advice and assistance from outside advisors, as deemed appropriate to perform its duties and responsibilities.

Office of Evaluation and Oversight: The Office of Evaluation and Oversight, which reports directly to the Board of Executive Directors, undertakes independent and systematic evaluations of the Bank's strategies, policies, programs, activities, delivery support functions and systems, and disseminates the findings of such evaluations so that recommendations for improvement can be used in new operations. The Office of Evaluation and Oversight also provides oversight and support for the enhancement of the effectiveness of the Bank's evaluation system.

Principal Officers

The President is elected by the Board of Governors. Under the direction of the Board of Executive Directors, he conducts the ordinary business of the Bank and is its chief of staff. The President also serves as the presiding officer at meetings of the Board of Executive Directors, and has no vote at such meetings, except when his vote is needed to break a tie.

The Executive Vice President is appointed by the Board of Executive Directors on the recommendation of the President. Under the direction of the Board of Executive Directors and the President, the Executive Vice President exercises such authority and performs such functions in the administration of the Bank as may be determined by the Board of Executive Directors and, in the absence or incapacity of the President, exercises the authority and performs the functions of the President.

The Vice President for Finance and Administration is appointed by the President, and reports to the Executive Vice President. Under the direction of the Board of Executive Directors, the President and the Executive Vice President, the Vice President for Finance and Administration is responsible for overseeing all finance, corporate planning and administration aspects of the Bank and, in the absence or incapacity of the President and the Executive Vice President, exercises the authority and performs the functions of the President.

Management Changes

Mr. Enrique V. Iglesias retired as President of the Bank effective September 30, 2005, after 17 years of service. The Board of Governors elected Mr. Luis Alberto Moreno to be the President of the Bank for a five-year term beginning October 1, 2005.

Mr. Dennis E. Flannery retired as Executive Vice President of the Bank and Mr. Ciro De Falco, previously Operations Regional Manager 3, was appointed to the position effective December 1, 2005.

The following is a list of the principal officers of the Bank as of the date of this Information Statement:

Luis Alberto Moreno	President
Ciro De Falco	Executive Vice President
João Sayad	Vice President for Finance and Administration
Manuel Rapoport	Operations Regional Manager 1
Máximo Jeria	Operations Regional Manager 2
Alicia Ritchie	Operations Regional Manager 3
John R. Hauge	Finance Manager
J. James Spinner	General Counsel
Carlos M. Jarque	Secretary of the Bank
Camille E. Gaskin-Reyes, a.i.	Development Effectiveness and Strategic Planning Manager, and Chief Development Effectiveness Officer
William Schuerch	Budget and Corporate Procurement Manager
Nohra Rey de Marulanda	Integration and Regional Programs Manager
Hiroshi Toyoda	Private Sector Manager

Antonio Vives, a.i.	Sustainable Development Manager
Simon Gauthier	Information Technology and General Services Manager
Manuel Labrado	Human Resources Manager
Guillermo Calvo	Chief Economist
Eloy B. García	Treasurer
Elizabeth J. Folsom	Auditor General
Mirna Liévano de Marques	External Relations Advisor
Carlos N. Guimarães	Private Sector Coordinator

Stephen A. Quick is the director of the Office of Evaluation and Oversight.

Ethical Matters

The Bank fosters an ethical work environment for its staff and is committed to safeguard the activities financed by the Bank from fraud and corruption. To this end, the Bank has taken several measures, some of which are described below.

Codes of Ethics: The Bank requires highly qualified, dedicated and motivated staff members to maintain the highest standards of integrity. To assist in preserving such institutional standards, the Bank has in place a Code of Ethics that applies to all employees.

This Code, which is available on the Bank's website: www.iadb.org/leg/Documents/Pdf/Ethics_Code_Eng.pdf, contains guidelines concerning conflicts of interest, use of Bank information, and a staff member's financial and business interests, among other matters.

The Bank also has a separate Code of Ethics applicable to the Executive Directors. This Code, which is also available on the Bank's website: www.iadb.org/ocfc/doc/Edethics.pdf, sets forth guiding principles relating to duty and loyalty to the institution, non-interference in the internal political affairs of the Bank's member countries and confidentiality of information, among other topics.

The Bank has separate Ethics Committees responsible for the interpretation and enforcement of the Code of Ethics for staff members and for Executive Directors, respectively.

Office of Institutional Integrity: The Office of Institutional Integrity (OII), an independent unit reporting directly to the President, was established to promote institutional integrity. OII complies with its mandate through the detection, investigation and supporting of initiatives for the prevention of fraud, corruption and misconduct. Allegations of corrupt or fraudulent activities involving Bank-financed activities or Bank staff may be reported to the OII in person, by telephone, e-mail, facsimile, regular mail, or through the allegations forms available on the Bank's website: www.iadb.org/oii. Such allegations may be made confidentially or anonymously.

Oversight Committee on Fraud and Corruption: The Oversight Committee on Fraud and Corruption (OCFC) oversees the Bank's efforts against fraud and corruption in its sponsored programs and activities. It is chaired by the Executive Vice President, and its members include the Vice President for Finance and Administration, the General Counsel and the Auditor General. The OCFC reports directly to the President. The Secretariat for the OCFC is the OII.

External Auditors

General: The external auditors are appointed by the Board of Governors following a process of international competitive bidding. In 2002, Ernst & Young LLP (E&Y) was appointed as external auditors. Pursuant to an agreement between the Bank and E&Y, the parties may extend, on a yearly basis through 2006, E&Y's existing appointment.

Contracted fees for audit services provided to the Bank by E&Y in connection with the audit of the 2005 financial statements amount to $424,000. In addition, E&Y was paid $161,000 during 2005 for services related to bond issuance, advisory services related to the implementation of the COSO Internal Control-Integrated Framework, and other consulting services related to Bank financed projects. E&Y also provides audit services to trust funds administered by the Bank and to the Bank's staff retirement plans. Contracted fees expected to be paid for services related to the 2005 audits of such trust funds and plans amount to $388,000.

External Auditors' Independence: The Audit Committee is responsible for, among other matters, assisting the Board of Executive Directors in overseeing the external audit function, including ensuring external auditors' independence. In this regard, the Committee is guided by the following key principles:

- The work plan of the external auditors, including audit and audit-related services, must be approved by the Board of Executive Directors, based on the recommendation of the Audit Committee.
- Any other services to be performed by the external auditors on an exceptional basis may be hired by management following criteria established by the Audit Committee.
- The external auditors' engagement and review partners must rotate at least every five years.
- The performance of the external auditors is evaluated annually.
- The external auditors' independence must be confirmed annually by the Audit Committee.
- The external auditors have full access to the Audit Committee and the Board of Executive Directors.

The Agreement Establishing the Bank

The Agreement sets forth the Bank's purpose and functions, and its capital structure and organization. The Agreement outlines the operations in which the Bank may engage and prescribes limitations on these operations. The Agreement also establishes the status, immunities and privileges of the Bank and provides for the disposition of the currencies available to the Bank, the withdrawal and suspension of members and the suspension and termination of the Bank's operations.

The Agreement provides that it may be amended only by decision of the Board of Governors by a majority of the total

number of Governors, including two-thirds of the Governors of regional members, representing not less than three-fourths of the total voting power of the member countries. The unanimous agreement of the Board of Governors is required for the approval of any amendment modifying the right to withdraw from the Bank, the right to purchase capital stock of the Bank and to contribute to the FSO, and the limitation on liability. The Agreement provides that any question of interpretation of its provisions arising between any member and the Bank or among members of the Bank shall be submitted to the Board of Executive Directors for decision. Such decision may then be submitted to the Board of Governors, whose decision shall be final. Although any member may withdraw from the Bank by delivering written notice of its intention to do so, any such member remains liable for all direct and contingent obligations to the Bank to which it was subject at the date of delivery of the notice.

Copies of the Agreement are available for inspection and distribution at the Bank's office in Washington, D.C. The full text of the Agreement is also available on the Bank's website at www.iadb.org/leg/Documents/Pdf/Convenio-Eng.pdf.

Legal Status, Immunities and Privileges

The following is a summary of the principal provisions of the Agreement relating to the legal status, immunities and privileges of the Bank in the territories of its members.

The Bank possesses juridical personality and has full capacity to contract, to acquire and dispose of immovable and movable property, and to institute legal proceedings. Actions may be brought against the Bank only in a court of competent jurisdiction in the territories of a member in which the Bank has an office, has appointed an agent for the purpose of accepting service or notice of process, or has issued or guaranteed debt securities. No action shall be brought against the Bank by members or persons acting for or deriving claims from members.

The property and assets of the Bank are immune from all forms of seizure, attachment or execution before the delivery of final judgment against the Bank. Such property and assets are also immune from search, requisition, confiscation, expropriation or any other form of taking or foreclosure by executive or legislative action. The archives of the Bank are inviolable. The Governors, Executive Directors, their Alternates, officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries. The Bank is also immune from any other obligation relating to the payment, withholding or collection of any tax or duty.

Under the Agreement, debt securities issued by the Bank and the interest thereon are not subject to any tax by a member (a) which discriminates against such debt securities solely because they are issued by the Bank, or (b) if the sole jurisdictional basis for such taxation is the place or currency in which such debt securities are issued, made payable or paid, or the location of any office or place of business maintained by the Bank.

FUND FOR SPECIAL OPERATIONS

General

The FSO was established under the Agreement for the purpose of making loans "on terms and conditions appropriate for dealing with special circumstances arising in specific countries or with respect to specific projects." The amortization periods for loans from the FSO have usually been longer and the interest rates lower than for loans from the Bank's Ordinary Capital. FSO resources are also used to fund technical assistance activities (see "Technical Assistance" below).

Under the Agreement, the Ordinary Capital is required at all times and in all respects to be held, used, obligated, invested and otherwise disposed of entirely separate from the FSO. Separate financial statements for the Ordinary Capital operations and the operations of the FSO are required. The Ordinary Capital resources are under no circumstances to be used to discharge losses or liabilities arising from the FSO's operations. Administrative and other expenses pertaining to the operations of the FSO are charged to the FSO (see Note B to the financial statements).

At December 31, 2005, the FSO's fund balance amounted to $9.0 billion, mostly resulting from subscribed contribution quotas from member governments of the Bank. Outstanding FSO loans totaled $6.9 billion, and the undisbursed portion of approved loans amounted to $2.1 billion.

Heavily Indebted Poor Countries (HIPC) Initiative

The Bank is participating in the HIPC Initiative, a concerted international initiative endorsed by the Group of Seven Countries (G-7), the International Bank for Reconstruction and Development (World Bank) and the International Monetary Fund, for addressing the debt problems of a group of countries identified as heavily indebted poor countries to ensure that reform efforts of these countries will not be put at risk by continued high external debt service burdens. Under the HIPC Initiative, all bilateral and multilateral creditors are providing debt relief for countries that demonstrate good policy performance over an extended period in order to bring their debt service burdens to sustainable levels.

The Bank's participation in the HIPC Initiative comprises the HIPC I approved in 1998 and the Enhanced HIPC Initiative approved in 2001. Eligible member countries are Bolivia, Guyana, Honduras and Nicaragua. Total debt relief is expected to amount to a net present value, calculated as of the HIPC effective date for each country, of approximately $1.1 billion. Debt relief is being delivered from 1998 through 2019. This debt relief is being implemented through a combination of write-offs of FSO loans principal and interest, transfers from the FSO general reserve to the IFF, conversion of a substantial amount of the FSO local currency holdings to United States dollars, and grants of member countries through the World Bank HIPC Trust Fund.

All of the four HIPC eligible member countries have reached their respective completion points, resulting in a partial

write-off of FSO loans in the amount of $1.1 billion upon reaching such status.

In 2005, the Group of Eight Countries (G-8) proposed the Multilateral Debt Relief Initiative (MDRI) whereby HIPC debt to the World Bank's International Development Agency, the International Monetary Fund, and the African Development Fund would be forgiven. The MDRI does not include the Bank. Management is analyzing the implications of different options that could lead to a proposal to the Board of Executive Directors, and subsequently to the Board of Governors, which could include additional debt relief and a realignment of the concessional window of the Bank. The Board of Executive Directors has formed an Ad Hoc Committee to study the matter.

Technical Assistance

In addition to loans and guarantees, the Bank provides technical assistance to its member countries both in connection with, and independently of, its lending operations. Such assistance focuses on transferring knowledge, and supports project preparation, feasibility studies, regional programs and training. Technical assistance activities are mainly funded by FSO resources and funds under administration. In 2005, the Bank provided technical assistance for a total of $182 million (2004—$127 million), including $77 million (2004—$52 million) funded by the Multilateral Investment Fund (MIF).

INTERMEDIATE FINANCING FACILITY ACCOUNT

The resources of the IFF are used to defray a portion of the debt service due by borrowers on certain loans made from the Ordinary Capital. The IFF resources may be used to defray a maximum of up to 5% per annum of the interest rate due on such loans. In addition, under the Enhanced HIPC Initiative, the IFF subsidizes 100% of certain debt service payments (both principal and interest) on selected loans. The IFF is funded from the general reserve of the FSO and from income earned on its own investments.

FUNDS UNDER ADMINISTRATION

General

In addition to its Ordinary Capital, the FSO and the IFF, the Bank administers on behalf of donors, such as member countries and other international organizations, funds for purposes consistent with the Bank's objectives of promoting economic and social development in its regional developing members. These funds are mainly used to cofinance Bank lending projects and fund technical assistance activities, including project preparation and training. The funds under administration are held in trust separately from Bank assets. As of December 31, 2005, the Bank administered resources on behalf of donors amounting to approximately $1.0 billion. During 2005, the Bank received $2.6 million as fees for administering these funds.

Multilateral Investment Fund

The MIF is an independent fund administered by the Bank. Established in 1993 to promote private sector development, the MIF fills a specialized development role, providing technical cooperation to test new approaches to strengthen competitiveness, demonstrate possibilities to commercial markets, and advance difficult reform issues.

During 2005, the MIF approved operations amounting to $113 million for 133 projects. To date, the MIF has approved operations amounting to $1 billion, net of cancellations, of which a substantial amount is technical cooperation grants. MIF operations also include loans, equity investments and guarantees.

INTER-AMERICAN INVESTMENT CORPORATION

The activities of the Bank are complemented by those of the Inter-American Investment Corporation (IIC). The IIC is a separate international organization, with a separate governance structure, including a separate Board of Governors and Board of Executive Directors, whose 43 member countries are also members of the Bank. The purpose of the IIC is to promote the economic development of its regional developing member countries by encouraging the establishment, expansion and modernization of private enterprises, preferably those of small and medium-sized scale.

The funds of the IIC are completely separate from those of the Bank. During 2005, the IIC approved 37 operations, which included equity investments and loans, in the aggregate amount of $342 million. To date, the IIC has approved operations amounting to $1.7 billion, net of cancellations. At December 31, 2005, the aggregate amount of outstanding loans amounted to $432 million and the aggregate amount of outstanding equity investments amounted to $78 million.

The Bank has approved a loan to the IIC in the amount of $300 million. Disbursements under this loan are to be made in United States dollars and carry a LIBOR-based interest rate. No disbursements have ever been made on this loan.

SUBSEQUENT DEVELOPMENTS

This section contains information on subsequent developments from January 1, 2006 to the date of this Information Statement.

Administration and Governance of the Bank—External Auditors

In February 2006, management submitted a proposal, via the Board of Executive Directors, to the Board of Governors recommending the appointment of E&Y as external auditors for the year 2006.

Code of Ethics

On March 1, 2006, a new Code of Ethics for employees was approved by the President of the Bank, superceding the previous Code in effect since 1976. The new Code emphasizes the Bank's core values of integrity, loyalty, equity, tolerance, impartiality and discretion; includes guidance on conflicts of interest; and supports a comprehensive system for ethical conduct within the Bank.

Index to Financial Statements

REPORT OF INDEPENDENT AUDITORS

Board of Governors
Inter-American Development Bank

We have audited the accompanying balance sheet of the Inter-American Development Bank (Bank)—Ordinary Capital as of December 31, 2005 and 2004, and the related statements of income and retained earnings, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Bank's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Inter-American Development Bank—Ordinary Capital as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Washington, D.C.
February 9, 2006

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

BALANCE SHEET

Expressed in millions of United States dollars

	December 31, 2005		December 31, 2004	
ASSETS				
Cash and investments				
Cash	$ 223		$ 210	
Investments				
Trading	10,183		9,162	
Held-to-maturity	3,414	$13,820	3,809	$13,181
Loans outstanding	48,135		49,842	
Allowance for loan losses	(175)	47,960	(199)	49,643
Accrued interest and other charges				
On investments	85		84	
On loans	587		621	
On swaps, net	73	745	170	875
Receivable from members				
Non-negotiable, non-interest-bearing demand obligations	370		393	
Amounts required to maintain value of currency holdings	73	443	64	457
Currency and interest rate swaps				
Investments—trading	3		—	
Loans	5		—	
Borrowings	1,596	1,604	2,366	2,366
Other assets				
Property, net	326		318	
Unamortized borrowing costs	218		246	
Miscellaneous	266	810	260	824
Total assets		$65,382		$67,346
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 926		$ 308	
Medium- and long-term	44,167	$45,093	46,505	$46,813
Currency and interest rate swaps				
Investments—trading	61		115	
Loans	10		33	
Borrowings	491	562	697	845
Payable for investment securities purchased		45		20
Amounts payable to maintain value of currency holdings		188		362
Accrued interest on borrowings		607		683
Accounts payable and accrued expenses		160		112
Total liabilities		46,655		48,835
Equity				
Capital stock				
Subscribed 8,368,563 shares (2004—8,368,379 shares)	100,953		100,951	
Less callable portion	(96,613)		(96,611)	
Paid-in capital stock	4,340		4,340	
Retained earnings	14,199		13,437	
Accumulated other comprehensive income	188	18,727	734	18,511
Total liabilities and equity		$65,382		$67,346

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF INCOME AND RETAINED EARNINGS

Expressed in millions of United States dollars

	Years ended December 31,		
	2005	**2004**	**2003**
Income			
Loans			
Interest	**$ 2,368**	$ 2,446	$ 2,602
Other loan income	**45**	52	109
	2,413	2,498	2,711
Investments	**403**	288	298
Other	**14**	11	19
Total income	**2,830**	2,797	3,028
Expenses			
Borrowing expenses			
Interest, after swaps	**1,678**	1,526	1,577
Amortization of borrowing costs	**55**	46	50
Debt repurchase costs	**—**	—	9
	1,733	1,572	1,636
(Credit) provision for loan and guarantee losses	**(14)**	21	(1,370)
Administrative expenses	**387**	342	328
Special programs	**12**	—	—
Total expenses	**2,118**	1,935	594
Income before SFAS 133 and currency transaction adjustments	**712**	862	2,434
Effects of SFAS 133 and currency transaction adjustments	**50**	314	(1)
Net income	**762**	1,176	2,433
Allocation to the Fund for Special Operations	**—**	(27)	(27)
Addition to Retained earnings for the year	**762**	1,149	2,406
Retained earnings, beginning of year	**13,437**	12,288	9,882
Retained earnings, end of year	**$14,199**	$13,437	$12,288

STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of United States dollars

	Years ended December 31,		
	2005	**2004**	**2003**
Net income	**$ 762**	$1,176	$2,433
Other comprehensive income			
Translation adjustments	**(554)**	239	449
Reclassification to income—cash flow hedges	**8**	11	—
Net loss on cash flow hedges under SFAS 133	**—**	—	(11)
Total other comprehensive (loss) income	**(546)**	250	438
Comprehensive income	**$ 216**	$1,426	$2,871

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

STATEMENT OF CASH FLOWS

Expressed in millions of United States dollars

	Years ended December 31, 2005	2004	2003
Cash flows from lending and investing activities			
Lending:			
Loan disbursements (net of participations)	**$(4,899)**	$(3,768)	$(8,416)
Loan collections (net of participations)	**5,224**	5,199	7,279
Loan recoveries	**9**	—	—
Net cash provided by (used in) lending activities	**334**	1,431	(1,137)
Gross purchases of held-to-maturity investments	**(2,392)**	(4,448)	(1,291)
Gross proceeds from maturities of held-to-maturity investments	**2,531**	4,420	1,582
Purchase of property	**(24)**	(34)	(24)
Miscellaneous assets and liabilities	**(6)**	17	(5)
Net cash provided by (used in) lending and investing activities	**443**	1,386	(875)
Cash flows from financing activities			
Medium- and long-term borrowings:			
Gross proceeds	**5,039**	4,519	7,295
Repayments	**(5,711)**	(7,798)	(8,938)
Short-term borrowings:			
Gross proceeds	**8,602**	6,059	4,623
Repayments	**(7,969)**	(7,325)	(3,795)
Collections of receivables from members	**26**	35	82
Net cash used in financing activities	**(13)**	(4,510)	(733)
Cash flows from operating activities			
Gross purchases of trading investments	**(14,670)**	(15,901)	(22,017)
Gross proceeds from sale or maturity of trading investments	**13,329**	17,977	22,487
Loan income collections	**2,405**	2,426	2,876
Interest and other costs of borrowings, after swaps	**(1,544)**	(1,412)	(1,568)
Income from investments	**395**	273	296
Other income	**14**	10	10
Administrative expenses	**(335)**	(352)	(320)
Special programs	**(1)**	—	—
Net cash (used in) provided by operating activities	**(407)**	3,021	1,764
Cash allocation to the Fund for Special Operations	**—**	(27)	(27)
Effect of exchange rate fluctuations on cash	**(10)**	(7)	12
Net increase (decrease) in Cash	**13**	(137)	141
Cash, beginning of year	**210**	347	206
Cash, end of year	**$ 223**	$ 210	$ 347

The accompanying notes are an integral part of these financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS

Note A – Origin

The Inter-American Development Bank (Bank) is an international organization which was established in December 1959. Its purpose is to promote the economic and social development of Latin America and the Caribbean, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform. The primary activities of the Bank are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations (FSO) and the Intermediate Financing Facility Account (IFF). The FSO was established to make loans on highly concessional terms in the less developed member countries of the Bank. The IFF's purpose is to subsidize part of the interest payments for which certain borrowers are liable on loans from the Ordinary Capital.

Note B – Summary of Significant Accounting Policies

The financial statements are prepared in conformity with United States generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been made in the valuation of certain financial instruments, the determination of the adequacy of the allowances for loan and guarantee losses, the determination of the net periodic benefit cost from pension and postretirement benefit plans, and the present value of benefit obligations.

New accounting pronouncements

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 154 "Accounting Changes and Error Corrections", which modifies the requirements for the accounting for and reporting of a change in accounting principle. For the Bank, SFAS 154 will be effective for accounting changes and corrections of errors made in 2006 and subsequent years; however, this pronouncement requires that a change in accounting principle in future years, including the adoption of a new standard that does not include specific transition provisions, be retroactively applied.

In November 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments", which addresses the determination as to when an investment is impaired, whether this impairment is other-than-temporary, and the measurement of an impairment loss. FSP FAS 115-1 is effective for reporting periods beginning after December 15, 2005. Management believes that the provisions of this pronouncement will not have a material impact on the Bank's financial position and results of operations.

Reclassifications

Certain reclassifications of the prior years' information have been made to conform to the current year presentation.

Translation of currencies

The financial statements are expressed in United States dollars; however, the Bank conducts its operations in the currencies of all of its members, which are considered functional currencies to the extent that the operations are conducted in those currencies. The Ordinary Capital resources are derived from capital stock, borrowings and accumulated earnings in those various currencies. Assets and liabilities in functional currencies are translated into United States dollars at market exchange rates prevailing at the Balance Sheet dates. Except for currency holdings derived from paid-in capital stock, that have maintenance of value as described below, net adjustments resulting from the translation of functional currencies are charged or credited to Translation adjustments[1], and are presented as a separate component of Other comprehensive income in the Statement of Comprehensive Income. Borrowings in non-functional currencies are translated with the gain or loss recorded in Effects of SFAS 133 and currency transaction adjustments on the Statement of Income and Retained Earnings. Income and expenses are translated at market exchange rates prevailing during each month.

Valuation of capital stock

The Agreement Establishing the Inter-American Development Bank (Agreement) provides that capital stock be expressed in terms of the United States dollar of the weight and fineness in effect on January 1, 1959. The Second Amendment to the Articles of Agreement of the International Monetary Fund eliminated par values of currencies in terms of gold effective April 1, 1978. Consequently, the General Counsel of the Bank rendered an opinion that the Special Drawing Right (SDR) became the successor to the 1959 United States dollar as the standard of value for the Bank's capital stock, and for maintaining the value of its currency holdings. The SDR has a value equal to the sum of the values of specific amounts of stated currencies, including the United States dollar. Pending a decision by the Bank's governing boards and as suggested in the General Counsel's opinion, the Bank is continuing its practice of using as the basis

[1]References to captions in the financial statements are identified by the name of the caption beginning with a capital letter every time they appear in the notes to the financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

of valuation the 1959 United States dollar, as valued in terms of United States dollars at July 1, 1974, whose value is equal to approximately 1.2063 of the then current United States dollars.

Maintenance of value (MOV)
In accordance with the Agreement, each member is required to maintain the value of its currency held in the Ordinary Capital, except for currency derived from borrowings. Likewise, the Bank is required to return to a member an amount of its currency equal to any significant increase in value of such member's currency so held, except for currency derived from borrowings. The standard of value for these purposes is the United States dollar of the weight and fineness in effect on January 1, 1959.

The amount related to MOV on non-borrowing member countries' currency holdings is presented as an asset or liability on the Balance Sheet, included in Amounts required/payable to maintain value of currency holdings.

Retained earnings
Retained earnings comprise the general reserve and the special reserve. The general reserve consists of income from prior years, which have been retained for the Bank's operations. In accordance with resolutions of the Board of Governors, net income is generally added to the general reserve to provide for possible annual excess of expenses over income.

The special reserve consists of loan commissions set aside pursuant to the Agreement, which are held in investments. These investments may be used only for the purpose of meeting liabilities on borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed with resources of the Ordinary Capital. The allocation of such commissions to the special reserve was discontinued in 1998 and no further additions are being made to it.

Investments
Investment securities are classified based on management's intention on the date of purchase, and are recorded using trade-date accounting. Securities which management has the intent and ability to hold until maturity are included in the held-to-maturity portfolio and reported at amortized cost. All other securities are held in a trading portfolio. Securities and related derivative instruments (mostly currency and interest rate swaps) held in the trading portfolio are carried and reported at fair value, with changes in fair value included in Income from investments on the Statement of Income and Retained Earnings.

Loans
The Bank makes loans to its developing member countries, agencies or political subdivisions of such members and to private enterprises carrying out projects in their territories. In the case of loans to borrowers other than national governments, central banks or other governmental or inter-governmental entities, the Bank follows the general policy of requiring a guarantee engaging the full faith and credit of the government. Up to 10% of the outstanding loans and guarantees, not including emergency lending, may be made directly to private sector entities without a sovereign guarantee on the basis of market based pricing (Private Sector Program). These financings are subject to a number of restrictions. Prior to December 30, 2005, these restrictions included a ceiling on financing of the lesser of 25% (for certain countries, 40%) of the total costs of an individual project or $75 million. There was also a ceiling on partial risk guarantees of the lesser of 50% of the total costs of an individual project or $150 million. On December 30, 2005, the Board of Governors approved changes to these limits, including an increase in the ceiling on individual projects to the lesser of $200 million or 50% of the total project cost for expansion projects and guarantees, and 25% of the total project cost (certain countries 40%) for new projects. In exceptional circumstances, the Board of Executive Directors may approve financings of up to $400 million. In addition, the Bank's maximum exposure to any single obligor for private sector operations cannot exceed 2.5% of the Bank's equity.

Loans representing approximately 37% of the outstanding balances have repayment obligations in various currencies determined on the basis of a currency pooling system (CPS). The principal amount of CPS loans is repayable, in aggregate, in the currencies lent. Single currency loans are repayable in the specific currencies disbursed.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial to the financial results. Front-end fees on emergency loans are deferred and amortized over the first four years of the loan on a straight-line basis, which approximates the effective interest method.

Income on loans is recognized following the accrual basis of accounting. It is the policy of the Bank to place on nonaccrual status all loans made to, or guaranteed by, a member of the Bank if principal, interest or other charges with respect to any such loan are overdue by more than 180 days. In addition, if loans made to a member country with resources of the FSO or of any other fund owned or administered by the Bank are placed on nonaccrual status, all Ordinary Capital loans made to, or guaranteed by, that member government will also be placed on nonaccrual status. On the date a member's loans are placed on nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

loans are included in income only to the extent that payments have actually been received by the Bank. On the date a member pays in full all overdue amounts, the member's loans emerge from nonaccrual status, its eligibility for new loans is restored and all overdue charges (including those from prior years) are recognized as income from loans in the current period.

For Private Sector Program loans, it is the policy of the Bank to place on nonaccrual status loans made to a borrower when interest or other charges are past due by more than 90 days, or earlier when management has doubts about the future collectibility of principal or interest. Income is recorded thereafter on a cash basis until loan service is current and management's doubts about future collectibility cease to exist. If the collectibility risk is considered to be particularly high at the time of arrears clearance, the borrower's loans will not automatically emerge from nonaccrual status.

The Bank considers a Private Sector Program loan as impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the loan's original contractual terms. Specific allowance for losses on impaired loans are set aside based on management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate or based on the fair value of the collateral. Income on impaired loans is recognized on a cash basis.

The Bank does not reschedule sovereign-guaranteed loans and has not written off any such Ordinary Capital loans. The Bank periodically reviews the collectibility of loans and guarantees and, if applicable, records, as an expense, provisions for loan and guarantee losses in accordance with its determination of the collectibility risk of the total loan and guarantees portfolio. Such reviews consider the probabilities of default associated with the external credit ratings of each individual borrower, adjusted to reflect the probability of default to the Bank, as well as the potential for loss arising from delay in the scheduled loan repayments. Because of the nature of its borrowers and guarantors, the Bank expects that each of its sovereign-guaranteed loans will ultimately be repaid.

Guarantees

The Bank may make partial political risk and partial credit guarantees either without a sovereign counter-guarantee under the 10% limit for the Private Sector Program operations mentioned above, or for public sector operations with a member country sovereign counter-guarantee. To date, the Bank has issued partial political risk and partial credit guarantees designed to encourage private sector infrastructure investments, local capital market development, and trade finance. The partial political risk guarantees and partial credit guarantees may be offered on a stand-alone basis or in conjunction with a Bank loan. Partial political risk guarantees cover specific risk events related to non-commercial factors (such as currency convertibility, transferability of currencies outside the host country, and government non-performance). Partial credit guarantees cover payment risks for selected infrastructure project borrowings, debt issuances or trade-finance transactions. The terms of all guarantees are specifically set in each guarantee agreement and are primarily tied to a project, the terms of debt issuances or trade-finance transactions. On a case-by-case basis, depending upon the risks covered and the nature of each individual project, the Bank may reinsure certain guarantees to reduce its exposure. Guarantee fees, net of reinsurance premiums, are charged and recognized as income over the term of the guarantee.

Guarantees are regarded as outstanding when the borrower incurs the underlying financial obligation and are called when a guaranteed party demands payment under the guarantee. The outstanding amount represents the maximum potential risk if the payments guaranteed for these entities are not made. The contingent liability for probable losses related to guarantees outstanding is included in Accounts payable and accrued expenses.

Receivable from members

Receivable from members includes non-negotiable, non-interest-bearing demand obligations that have been accepted in lieu of the immediate payment of all or any part of a member's subscribed paid-in capital stock and MOV obligations.

Property

Property is recorded at cost. Major improvements are capitalized while routine replacements, maintenance and repairs are charged to expense. Depreciation is computed on the straight-line method over estimated useful lives (30 to 40 years for buildings, 10 years for building improvements and capitalized software, and 5 to 15 years for equipment).

Borrowings

To ensure funds are available for its lending and liquidity operations, the Bank borrows in the international capital markets, offering its debt securities to private and public investors. The Bank issues debt securities denominated in various currencies and with various maturities, formats, and structures. The Bank also issues short-term discount notes for liquidity management purposes. Borrowings are carried on the Balance Sheet at their par value (face value), adjusted for any unamortized SFAS 133 basis adjustments, premiums or discounts. The amortization of basis adjustments and premiums or discounts is calculated following a methodology that approximates the effective interest

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

method, and is included in Effects of SFAS 133 and currency transaction adjustments and in Interest under Borrowing expenses, respectively, on the Statement of Income and Retained Earnings. Borrowing costs associated with a bond offering are deferred and amortized on a straight-line basis (which approximates the effective interest method) over the life of the respective debt security. The unamortized balance of the borrowing costs is presented separately under Other assets on the Balance Sheet, and the amortization is presented as a separate element under Borrowing expenses on the Statement of Income and Retained Earnings.

Derivatives

As part of its asset and liability management, the Bank uses derivatives, mostly currency and interest rate swaps, in its investment, loan and borrowing operations. These derivatives modify the interest rate and/or currency characteristics of the respective operation to produce the desired interest and/or currency type.

The Bank complies with the derivative accounting requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (hereinafter referred to as SFAS 133). Following SFAS 133, all derivatives are recognized on the Balance Sheet at their fair value and are classified as either assets or liabilities, depending on the nature (debit or credit) of their net fair value amount.

Changes in the fair value of investment derivatives and the related interest component are recorded in Income from investments. The interest component of lending and borrowing derivatives is recorded in loan income and borrowing expense, respectively, over the life of the derivative contract.

Up to December 31, 2003, the Bank followed hedge accounting under SFAS 133 for all currency and interest rate swaps, except for the investment swaps and a small number of basis swaps. Under hedge accounting, changes in the fair value of derivatives that were designated and qualified as fair value hedges, along with the gain or loss on the hedged asset or liability attributable to the hedged risk were recorded in Effects of SFAS 133 and currency transaction adjustments on the Statement of Income and Retained Earnings. The effective portion of the changes in fair value of derivatives that were designated and qualified as cash flow hedges was recorded in Other comprehensive income while the ineffective portion was recorded in Effects of SFAS 133 and currency transaction adjustments.

The Bank occasionally issues debt securities that contain an embedded derivative. The Bank assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the debt security, that is, the host contract, excluding the embedded derivative features. If the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, not already marked to market through income, and would separately meet the definition of a derivative, then the embedded derivative is separated from the host contract and carried at fair value.

Administrative expenses

Substantially all administrative expenses of the Bank, including depreciation, are allocated between the Ordinary Capital and the FSO, pursuant to an allocation method approved by the Board of Executive Directors. Following this allocation method, during 2005, the effective ratio of administrative expenses charged to the Ordinary Capital was 81.5% and 18.5% to the FSO (2004—84.4% and 15.6%; 2003—84.6% and 15.4%).

Special programs

Special programs provide financing for non-reimbursable and contingent recovery assistance to borrowing member countries. The individual projects under these programs are recorded as Special programs expense at the time of approval. Cancellations of undisbursed balances and recuperations of contingent recovery financings are recognized as an offset to Special programs expense in the period in which they occur.

Taxes

The Bank, its property, other assets, income and the operations and transactions it carries out pursuant to the Agreement are immune from all taxation and from all customs duties in its member countries.

Note C – Restricted Currencies

At December 31, 2005, Cash includes $137 million (2004—$143 million) in currencies of regional borrowing members. These amounts may be used by the Bank in Ordinary Capital lending operations and for administrative expenses. The amount of $24 million (2004—$24 million) has been restricted by one member, in accordance with the provisions of the Agreement, to be used for making payments for goods and services produced in its territory.

Note D – Investments

As part of its overall portfolio management strategy, the Bank invests in government, agency, corporate and bank obligations, asset-backed and mortgage-backed securities, and related financial derivative instruments, primarily currency and interest rate swaps.

For government and agency obligations, including securities issued by an instrumentality of a government or any other

official entity, the Bank's policy is to invest in obligations issued or unconditionally guaranteed by governments of certain countries with a minimum credit quality equivalent to a AA– rating (agency asset-backed and mortgage-backed securities require a credit quality equivalent to a AAA rating). Obligations issued by multilateral organizations require a credit quality equivalent to a AAA rating. In addition, the Bank invests in bank obligations issued or guaranteed by an entity with a senior debt securities rating of at least A+, and in corporate, asset-backed, and mortgage-backed securities with credit quality equivalent to a AAA rating. The Bank also invests in short-term asset-backed securities and short-term asset-backed commercial paper carrying only the highest short-term credit ratings.

A summary of the trading portfolio instruments at December 31, 2005 and 2004 is shown in the Summary Statement of Trading Investments and Swaps in Appendix I-1. In addition, a summary of the held-to-maturity portfolio and the portfolio's maturity structure at December 31, 2005 and 2004 are shown in the Summary Statement of Held-to-Maturity Investments in Appendix I-2.

Net unrealized gains (losses) on trading portfolio instruments, held at December 31, 2005, of $(3) million (2004—$(1) million; 2003—$5 million) were included in Income from investments.

As of December 31, 2005, the Bank does not have any investment that is other-than-temporarily impaired. Held-to-maturity investments with continuous unrealized losses that are not deemed to be other-than-temporarily impaired as of December 31, 2005 are summarized as follows (in millions):

	Less than 12 Months		12 Months or Greater		Total	
Category of Investments	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of other governments and agencies[1]	$853	$(8)	$174	$(6)	$1,027	$(14)
Asset-backed and mortgage-backed securities	—	—	39	(1)	39	(1)
Total	$853	$(8)	$213	$(7)	$1,066	$(15)

[1] Comprises non-U.S. governments and agencies.

The Bank only invests in high credit quality instruments: 69% of the Held-to-maturity investments are rated AAA, 20% AA and only 11% A. The unrealized losses on all categories of investments were caused by interest rate increases and are not related to credit quality. Because the Bank has the ability and intent to hold these investments until maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2005, that is, it expects to collect all amounts due according to the contractual terms prevailing at the acquisition date of these investments.

Note E – Loans and Guarantees Outstanding

Approved loans are disbursed to borrowers in accordance with the requirements of the project being financed; however, disbursements do not begin until the borrower and guarantor, if any, take certain actions and furnish certain documents to the Bank. Of the undisbursed loan balances, the Bank has entered into irrevocable commitments to disburse approximately $4 million at December 31, 2005.

The loan portfolio includes single currency pool loans (Single Currency Facility (SCF) and U.S. Dollar Window Program) and multicurrency pool loans (CPS loans) with sovereign guarantee, and single currency non-pool loans with sovereign guarantee (Emergency Lending Facility) and without sovereign guarantee (Private Sector Program loans).

SCF loans are denominated in one of four currencies: United States dollars, euro, Japanese yen and Swiss francs, or in a combination of such currencies, with LIBOR-based or adjustable interest rates, both at the option of the borrower. The interest rate on SCF loans for which a LIBOR–based pricing alternative is not selected resets semi-annually, based on the effective cost during the previous six months of each of the single-currency pools of borrowings allocated to fund such loans, plus the Bank's spread. The interest rate on LIBOR–based SCF loans resets quarterly, based on the currency-specific three-month LIBOR plus a pool-based margin reflecting the Bank's sub-LIBOR funding cost and the risk mitigation cost, and the Bank's spread.

The Bank maintains a targeted currency composition in its CPS of 50% United States dollars, 25% Japanese yen and 25% European currencies. The interest rate on CPS loans made from January 1, 1983 to December 31, 1989 is fixed. The interest rate on CPS loans made after that date is adjusted twice a year based on the effective cost during the previous six months of a pool of borrowings allocated to fund such loans, plus the Bank's spread. Since September 2003, CPS loans are no longer available to borrowers.

Under the Emergency Lending Facility, funding is provided to address financial emergencies in the region for a revolving aggregate amount of up to $6 billion. Loans are denominated in United States dollars, have a term not to exceed five years, and principal repayments begin after three years. These loans carry a six-month LIBOR interest rate plus a spread of 400 basis points.

Private Sector Program loans are denominated in United States dollars and borrowers have the option of either a LIBOR-

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

based fixed or floating-rate loan. The interest rate on fixed-rate loans is based on a LIBOR funding cost plus a credit spread. For floating-rate loans, the interest rate resets every one, three or six months based on a LIBOR rate plus a credit spread. The credit spreads and fees on these loans are set on a case-by-case basis.

During 2005, the Bank approved a new Local Currency Facility under which borrowers have the option to receive local currency financing under three different modalities: i) local currency conversion of future loan disbursements and/or outstanding loan balances; ii) direct swaps into local currency against existing Bank debt; and iii) local currency conversion of called guarantees. The use of these modalities is subject to the availability of the respective local currency and the appropriate risk mitigation instrument(s) in the financial markets. During 2005, the Bank performed its first local currency conversion of a loan disbursement for $19 million.

A summary statement of loans outstanding by country is presented in Appendix I-3 and a summary of the outstanding loans by currency and product type and their maturity structure at December 31, 2005 and 2004 is shown in Appendix I-4.

Inter-American Investment Corporation (IIC)
The Bank has approved a loan to the IIC (a separate international organization whose 43 member countries are also members of the Bank) of $300 million. Disbursements under this loan are to be made in United States dollars and carry a LIBOR-based interest rate. There were no amounts outstanding as of December 31, 2005 and 2004.

Loan participations and guarantees
Under the loan contracts with its borrowers, the Bank has the right to sell loan participations to commercial banks or other financial institutions, while reserving to itself the administration of the loans. As of December 31, 2005, there were $1,628 million (2004—$1,947 million) in outstanding participations in Private Sector Program loans not included in the Balance Sheet.

As of December 31, 2005, the Bank had approved, net of cancellations and expirations, non-trade-finance guarantees without sovereign counter-guarantees in the amount of $360 million (2004—$745 million). The Bank also has a Trade Finance Facilitation Program to provide partial credit guarantees without sovereign counter-guarantees on trade-finance transactions. This program, which began to operate in July 2005, authorizes up to $40 million in credit support per approved trade-finance bank, and an aggregate of no more than $400 million outstanding at any time. In 2005, trade-finance guarantee lines of credit in the amount of $270 million were authorized and guarantees for a total of $19 million were issued.

As of December 31, 2005, guarantees of $319 million (2004—$331 million) were outstanding and subject to call. Most of these guarantees have remaining maturities ranging from 5 to 20 years. As of December 31, 2005, no guarantees provided by the Bank have been called.

IFF subsidy
The IFF was established in 1983 by the Board of Governors of the Bank to subsidize part of the interest payments for which certain borrowers are liable on loans from the resources of the Ordinary Capital. In addition, under the Enhanced Heavily Indebted Poor Countries (HIPC) Initiative, which is a concerted international initiative for addressing the debt problems of a group of countries identified as heavily indebted poor countries in which the Bank participates, the IFF subsidizes 100% of certain principal and interest payments on Ordinary Capital loans. During 2005, the IFF paid $43 million (2004—$50 million; 2003—$63 million) of interest and no principal (2004—$8 million; 2003—$10 million) on behalf of the borrowers. The IFF is funded primarily from the general reserve of the FSO.

Nonaccrual and impaired loans and allowance for loan and guarantee losses
At December 31, 2005, all loans were performing except for certain Private Sector Program loans, which were classified as impaired and were in nonaccrual status. The recorded investment in impaired loans at December 31, 2005 was $196 million (2004—$216 million). The average recorded investment in impaired loans during 2005 was $216 million (2004—$246 million). During 2005, income recognized on loans while impaired was $42 million, including $29 million related to prior years, as described below (2004—$12 million; 2003—$5 million). If these loans had not been impaired, income recognized would have been $16 million (2004—$18 million; 2003—$21 million). All impaired loans have specific allowances for loan losses amounting to $105 million at December 31, 2005 (2004—$83 million).

In prior years, certain loan income cash collections on impaired loans were recorded as a reduction of loan principal. In 2005, such cash collections, amounting to $29 million, were reversed and recorded as loan income with a corresponding increase in the loan principal balance and the provision for loan and guarantee losses.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS *(continued)*

The changes in the allowance for loan and guarantee losses for the years ended December 31, 2005 and 2004 were as follows (in millions):

	2005	2004
Balance, beginning of year	$199	$183
(Credit) provision for loan and guarantee losses	(14)	21
Private Sector Program:		
Write-offs	(6)	(5)
Recoveries	9	—
Balance, end of year	$188	$199
Composed of:		
Allowance for loan losses	$175	$199
Allowance for guarantee losses[1]	13	—
Total	$188	$199

[1] The allowance for guarantee losses is included in Accounts payable and accrued expenses.

In 2003, as a result of changes in management's assessment of the risk of loan and guarantees losses, the allowance for loan losses at December 31, 2003 was reduced by $1,370 million. This amount was credited to (Credit) provision for loan and guarantee losses.

Note F – Property

As of December 31, 2005 and 2004, Property, net consists of the following (in millions):

	2005	2004
Land, buildings, improvements, capitalized software and equipment, at cost	$ 568	$ 544
Less: accumulated depreciation	(242)	(226)
	$ 326	$ 318

Note G – Borrowings

The objective of the Bank's borrowing policy is to secure long-term capital market access, volume, and cost effectiveness. Medium- and long-term borrowings at December 31, 2005 consist of loans, notes and bonds issued in various currencies at contracted interest rates ranging from 0.00% to 14.00%, before swaps, and from (0.51%) (equivalent to JPY-LIBOR less 58 basis points) to 12.25%, after swaps, with various maturity dates through 2027. A summary of the medium- and long-term borrowing portfolio and its maturity structure at December 31, 2005 and 2004 is shown in Appendix I-5.

The Bank has short-term borrowing facilities that consist of a Discount Notes Program and uncommitted borrowing lines from various commercial banks. Discount notes are issued in amounts not less than $100,000, with maturities of up to 360 days.

Borrowing expenses have been reduced by net interest receipts from related borrowing swap transactions amounting to $564 million during 2005 (2004—$869 million; 2003—$1,003 million).

Note H – Derivatives and Hedging Activities

Risk management strategy and use of derivatives

The Bank's financial risk management strategy is designed to strengthen the Bank's ability to fulfill its purpose. This strategy consists primarily of designing, implementing, updating, and monitoring its interrelated set of financial policies and guidelines, and utilizing appropriate financial instruments and organizational structures. Financial derivative instruments are an important component of the set of financial instruments used by the Bank to enhance its financial efficiency while achieving its risk management objectives. Financial derivative instruments, mostly currency and interest rate swaps, are used primarily for hedging purposes as part of the Bank's asset and liability management.

The majority of the current borrowing operations include swaps to hedge a specific underlying liability, producing the funding required (i.e., the appropriate currency and interest rate type). The Bank also uses interest rate swaps to hedge private sector fixed-rate loans and investment swaps that hedge a particular underlying investment security and produce the appropriate vehicle in which to invest existing cash. In addition, the Bank enters into interest rate caps to protect against sudden interest rate increases on floating rate borrowings funding its LIBOR-based SCF loans.

Discontinuation of hedge accounting

Effective January 1, 2004, the Bank discontinued the use of hedge accounting and de-designated all hedging relationships. Upon discontinuance of hedge accounting, derivatives continued to be measured at fair value, the carrying value of the assets or liabilities previously designated as hedged items in fair value hedges ceased to be adjusted for changes in fair value, and previously accumulated basis adjustments began to be amortized over the remaining life of the respective asset or liability. Similarly, gains and losses from previously designated cash flow hedges that were accumulated in Other comprehensive income began to be reclassified to earnings in the period in which the previously designated hedged transaction affects earnings.

Effects of SFAS 133 and currency transaction adjustments

Effects of SFAS 133 and currency transaction adjustments on the Statement of Income and Retained Earnings for the years

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

ended December 31, 2005 and 2004 comprise the following (in millions):

	2005	2004
(Decrease) increase in fair value of derivative instruments due to movements in:		
Exchange rates	$(568)	$ 630
Interest rates	5	48
Total change in fair value of derivatives	(563)	678
Currency transaction gains (losses) on borrowings	536	(603)
Amortization of borrowing and loan basis adjustments	85	250
Reclassification to income—cash flow hedges	(8)	(11)
Total	$ 50	$314

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. During 2005, negative exchange rate changes affecting the value of the borrowing swaps amounting to $568 million (2004—positive changes of $630 million) offset currency transaction gains on borrowings of $536 million (2004—losses of $603 million).

Note I – Commercial Credit Risk

Commercial credit risk is the potential loss that could result from either the default or the downgrade by a credit rating agency of one of the Bank's investment, trading or swap counterparties. The main sources of commercial credit risk are the financial instruments in which the Bank invests its liquidity. The primary objective in the management of the liquid assets is the maintenance of a conservative exposure to credit, market and liquidity risks. Consequently, the Bank invests only in high quality debt instruments issued by sovereigns, agencies, banks and corporate entities. In addition, the Bank limits its capital market activities to authorized counterparties, issuers and dealers selected on the basis of conservative risk management policies, and establishes exposure and term limits for those counterparties, issuers and dealers based on their size and creditworthiness.

As part of its regular investment, funding and asset and liability management activities, the Bank uses derivative instruments, mostly currency and interest rate swaps, primarily for hedging purposes. The Bank has established exposure limits for each swap counterparty and has entered into master swap agreements that contain enforceable close-out netting provisions. These agreements also provide for collateralization in the event that the mark-to-market exposure exceeds certain contractual limits. The Bank does not expect nonperformance by any of its counterparties. As of December 31, 2005, the Bank had received collateral of $885 million (2004—$1,015 million) as required under its master swap agreements.

The derivative credit exposures shown below represent the maximum potential loss, based on the gross fair value of the financial instruments without consideration of close-out netting provisions on master swap agreements, the Bank would incur if the parties to the derivative financial instruments failed completely to perform according to the terms of the contracts and the collateral or other security, if any, for the amount due proved to be of no value. As of December 31, 2005 and 2004, such credit exposures, prior to consideration of any master swap agreements or posted collateral, were as follows (in millions):

	2005	2004
Investments—Trading Portfolio		
Currency swaps	$ 3	$ —
Interest rate swaps	4	2
Borrowing Portfolio		
Currency swaps	1,459	2,094
Interest rate swaps	190	419
Loan Portfolio		
Interest rate swaps	4	—

Note J – Capital Stock and Voting Power

Capital stock

Capital stock consists of "paid-in" and "callable" shares. The subscribed "paid-in" capital stock has been paid in gold and/or United States dollars and in the currency of the respective member, which in some cases has been made freely convertible, in accordance with the terms for the respective increase in capital. Non-negotiable, non-interest-bearing demand obligations have been accepted in lieu of the immediate payment of all or any part of the member's subscribed "paid-in" capital stock. The subscribed "callable" portion of capital may only be called when required to meet obligations of the Bank created by borrowings of funds for inclusion in the Ordinary Capital resources or guarantees chargeable to such resources and is payable at the option of the member either in gold, in United States dollars, in the currency of the member country, or in the currency required to discharge the obligations of the Bank for the purpose for which the call is made. For a Statement of Subscriptions to Capital Stock at December 31, 2005 and 2004, see Appendix I-6.

The composition of the net receivable from members as of December 31, 2005 and 2004 is as follows (in millions):

	2005	2004
Regional developing members	$ 419	$ 444
Canada	(95)	(66)
Non-regional members	(69)	(283)
Total	$ 255	$ 95

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

These amounts are represented on the Balance Sheet as follows (in millions):

	2005	2004
Receivable from members	$ 443	$ 457
Amounts payable to maintain value of currency holdings	(188)	(362)
Total	$ 255	$ 95

Voting power

Under the Agreement, each member country shall have 135 votes plus one vote for each share of the Bank held by that country. The Agreement, as amended by the Eighth General Increase in the Resources of the Inter-American Development Bank, also provides that no increase in the capital stock subscription of any member shall have the effect of reducing the voting power of the regional developing members below 50.005%, of the United States below 30%, and of Canada below 4% of the total voting power, leaving the voting power available for nonregional members at up to 15.995%, including approximately 5% for Japan.

Total capital stock subscriptions and the voting power of the member countries as of December 31, 2005 are shown in the Statement of Subscriptions to Capital Stock and Voting Power in Appendix I-7.

Increase in Bank membership

On March 16, 2005, the Republic of Korea became the 47th member of the Bank and subscribed to eight shares of paid-in capital and 176 shares of callable capital.

Note K – Retained Earnings

The composition of Retained earnings as of December 31, 2005 and 2004 is as follows (in millions):

	2005	2004
General reserve	$11,534	$10,772
Special reserve	2,665	2,665
Total	$14,199	$13,437

In each of the years 2000 through 2004, the Bank made transfers of $27.2 million from the net income of the Ordinary Capital to the FSO. Each of these transfers represented one fifth of unallocated special contributions to the FSO provided for in the agreement for the Eighth General Increase in the Resources of the Inter-American Development Bank. Net income transfers reduce the general reserve of the Bank.

Note L – Accumulated Other Comprehensive Income

Other comprehensive income comprises the effects of SFAS 133 and currency translation adjustments. These items are presented on the Statement of Comprehensive Income.

The following is a summary of changes in Accumulated other comprehensive income for the years ended December 31, 2005 and 2004 (in millions):

	Translation Adjustments Allocation			
	General Reserve	Special Reserve	SFAS 133 Adjustments	Total
Balance at January 1, 2004	$ 673	$(163)	$ (26)	$ 484
Translation adjustments	206	33	—	239
Reclassification to income—cash flow hedges	—	—	11	11
Balance at December 31, 2004	879	(130)	(15)	734
Translation adjustments	(484)	(70)	—	(554)
Reclassification to income—cash flow hedges	—	—	8	8
Balance at December 31, 2005	$ 395	$(200)	$ (7)	$ 188

Note M – Pension and Postretirement Benefit Plans

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the employees of the IIC, and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Plans are funded by employee and Bank contributions in accordance with the provisions of the Plans. Any and all Bank contributions to the Plans are irrevocable and are held separately in retirement funds solely for the payment of benefits under the Plans.

The Bank also provides certain health care and other benefits to retirees. All current staff of the Bank and the IIC who contribute to the SRP and LRP while in active service and who meet certain requirements are eligible for postretirement benefits under the Postretirement Benefits Plan (PRBP). Retirees contribute toward the Bank's health care program based on an established premium schedule. The Bank contributes the remainder of the actuarially determined cost of future health and other benefits. While all contributions and all other assets and income of the PRBP remain the property of the Bank, they are held and administered separately and apart from the other property and assets of the Bank solely for the purpose of payment of benefits under the PRBP and are not included on the Balance Sheet.

Since both the Bank and the IIC participate in the Plans and the PRBP, each employer presents its respective share of these plans. The amounts presented below reflect the Bank's proportionate share of costs, assets and obligations of the

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Plans and the PRBP. Certain prior year disclosures have been amended to reflect only the Bank's proportionate share of these plans in order to conform to the current year presentation.

Obligations and funded status

The Bank uses a December 31 measurement date for the Plans and the PRBP. The following table summarizes the Bank's share of the change in benefit obligation, change in plan assets, and funded status of the Plans and the PRBP, and the amounts recognized on the Balance Sheet for the years ended December 31, 2005, 2004 and 2003 (in millions):

	Pension Benefits			Postretirement Benefits		
	2005	2004	2003	2005	2004	2003
Change in benefit obligation						
Benefit obligation, beginning of year	$1,794	$1,671	$1,572	$733	$703	$645
Service cost	56	47	44	28	22	20
Interest cost	105	96	97	42	39	40
Plan participants' contributions	20	18	17	—	—	—
Actuarial loss (gain)	136	10	(14)	23	(18)	—
Plan amendments	—	7	7	—	1	11
Benefits paid	(65)	(55)	(52)	(16)	(14)	(13)
Benefit obligation, end of year	2,046	1,794	1,671	810	733	703
Change in plan assets						
Fair value of plan assets, beginning of year	2,259	2,015	1,656	899	811	663
Actual return on plan assets	255	253	373	99	95	161
Employer contribution	30	28	19	12	7	—
Plan participants' contributions	20	18	17	—	—	—
Benefits paid	(65)	(55)	(52)	(16)	(14)	(13)
Net payments from other plans	—	—	2	—	—	—
Fair value of plan assets, end of year	2,499	2,259	2,015	994	899	811
Funded status	453	465	344	184	166	108
Unrecognized:						
Net actuarial gain	(331)	(344)	(229)	(142)	(118)	(61)
Prior service cost	13	15	9	9	10	10
Net amount recognized	$ 135	$ 136	$ 124	$ 51	$ 58	$ 57
Amounts recognized on the Balance Sheet consist of:						
Prepaid benefit cost	$ 136	$ 136	$ 124	$ 51	$ 58	$ 57
Accrued benefit liability	(1)	—	—	—	—	—
Net amount recognized	$ 135	$ 136	$ 124	$ 51	$ 58	$ 57

The accumulated benefit obligation for the Plans was $1,765 million and $1,567 million at December 31, 2005 and 2004, respectively.

Components of net periodic benefit cost

Net periodic benefit cost (income) for the years ended December 31, 2005, 2004 and 2003 consists of the following components (in millions):

	Pension Benefits			Postretirement Benefits		
	2005	2004	2003	2005	2004	2003
Service cost	$ 56	$ 47	$ 44	$ 28	$ 22	$ 20
Interest cost	105	96	97	42	39	40
Expected return on plan assets	(132)	(128)	(133)	(53)	(53)	(61)
Amortization of:						
Prior service cost	2	1	1	2	—	(2)
Unrecognized net gain	—	—	(1)	—	(2)	(7)
Net periodic benefit cost (income)	$ 31	$ 16	$ 8	$ 19	$ 6	$(10)
Of which:						
Ordinary Capital's share	$ 25	$ 13	$ 6	$ 15	$ 5	$ (8)
FSO's share	6	3	2	4	1	(2)

The Bank allocates the net periodic benefit costs and income between the Ordinary Capital and the FSO in accordance with the allocation method approved by the Board of Executive Directors for administrative expenses. Benefit cost is included in Administrative expenses. Benefit income from the PRBP for prior years is included in Other income.

Actuarial assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations. Actuarial gains and losses occur when actual results are different from expected results. Unrecognized actuarial gains and losses which exceed 10% of the greater of the benefit obligation or market-related value of plan assets at the beginning of the period are amortized over the average remaining service period of active employees expected to receive benefits under the SRP, LRP and PRBP, which approximates 10.5, 13.0 and 11.7 years, respectively.

Unrecognized prior service cost is amortized over 10.5 years for the SRP, 13.0 years for the LRP, and 7.5 years for the PRBP.

NOTES TO FINANCIAL STATEMENTS (continued)

The weighted-average assumptions used to determine the benefit obligations and net periodic benefit cost were as follows:

Weighted-average assumptions used to determine benefit obligations at December 31,	Pension Benefits			Postretirement Benefits		
	2005	2004	2003	2005	2004	2003
Discount rate	5.50%	5.50%	5.75%	5.50%	5.50%	5.75%
Rate of salary increase SRP	5.10%	5.10%	5.30%			
Rate of salary increase LRP	7.30%	6.90%	7.20%			

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31,	Pension Benefits			Postretirement Benefits		
	2005	2004	2003	2005	2004	2003
Discount rate	5.50%	5.75%	6.25%	5.50%	5.75%	6.25%
Expected long-term return on plan assets	6.75%	6.75%	7.25%	6.75%	6.75%	7.25%
Rate of salary increase SRP	5.10%	5.30%	6.10%			
Rate of salary increase LRP	6.90%	7.20%	7.90%			

The expected yearly rate of return on plan assets reflects the historical rate of returns of asset categories employed by the plans and conservatively applying those returns in formulating the investment policy asset allocations. The discount rates used in determining the benefit obligations are selected by reference to the year-end AAA and AA corporate bond rates.

For participants assumed to retire in the United States, the accumulated postretirement benefit obligation was determined using the following health care cost trend rates at December 31:

	2005	2004	2003
Health care cost trend rates assumed for next year:			
Medical	8.00%	8.00%	8.75%
Prescription drugs	9.50%	11.00%	14.75%
Dental	6.50%	6.50%	7.25%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%	4.75%
Year that the rate reaches the ultimate trend rate	2013	2013	2013

For those participants assumed to retire outside of the United States, an 8.00% (2004—8.00%; 2003—8.75%) health care cost trend rate was used.

Assumed health care cost trend rates have a significant effect on the amounts reported for the PRBP. A one-percentage point change in assumed health care cost trend rates would have the following effects as of December 31, 2005 (in millions):

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$12	$ (9)
Effect on postretirement benefit obligation	99	(78)

Plan assets

The Plans and PRBP weighted-average asset allocations at December 31, 2005 and 2004, by asset category, are as follows:

	Plans		PRBP	
	2005	2004	2005	2004
Asset category				
U.S. equities	35%	36%	39%	41%
Non-U.S. equities	31%	32%	35%	32%
Fixed income bonds and funds	20%	18%	17%	18%
U.S. inflation-indexed bonds	5%	6%	8%	9%
Real estate investment funds and equities	6%	5%	—	—
Commodity index futures	3%	2%	—	—
Other	—	1%	1%	—
Total	100%	100%	100%	100%

The assets of the Plans and the PRBP are managed primarily by investment managers employed by the Bank who are provided with investment guidelines that take into account the Plans and PRBP investment policies. Investment policies have been developed so that, consistent with historical returns, there is a high equity allocation with the expectation of sufficient returns to meet long-term funding needs.

Investments maintain an average exposure between 65% and 70% to a well-diversified pool of equities. Assets are also invested in fixed-income securities (20%) to protect against severe dis-inflation, and a mix of other types of investments (10% to 15%) that are expected to react positively to rising inflation to provide protection against loss of purchasing power. The investment policy target allocations as of December 31, 2005 are as follows:

	SRP	LRP	PRBP
U.S. equities	35%	40%	40%
Non-U.S. equities	30%	30%	30%
Fixed income	20%	20%	20%
Inflation-Sensitive investments[1]	15%	10%	10%

[1] Comprises U.S. inflation-indexed bonds (5% to 15%), real estate investment funds and equities (0% to 6%), and commodity index futures (0% to 4%) for the SRP, U.S. inflation-indexed bonds (5% to 10%) and real estate investment funds and equities (0% to 5%) for the LRP, and U.S. inflation-indexed bonds (10%) for the PRBP.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

NOTES TO FINANCIAL STATEMENTS (continued)

Risk management is achieved by the continuous monitoring of each asset category level and investment manager. The investments are rebalanced toward the policy target allocations to the extent possible from cash flows. If cash flows are insufficient to maintain target weights, transfers among the managers' accounts are made at least annually. Investment managers generally are not allowed to invest more than 5% of their respective portfolios in the securities of a single issuer other than the U.S. Government. The use of derivatives by an investment manager must be specifically approved for each instrument.

Cash flows

Contributions

Contributions from the Bank to the Plans and the PRBP during 2006 are expected to be approximately $35 million and $16 million, respectively. All contributions are made in cash.

Estimated future benefit payments

The following table shows the benefit payments, which reflect expected future service, as appropriate, expected to be paid in each of the next five years and in the aggregate for the subsequent five years (in millions). These amounts are based on the same assumptions used to measure the benefit obligation at December 31, 2005.

Year	Plans	PRBP
2006	$ 70	$ 23
2007	76	26
2008	83	28
2009	90	31
2010	97	34
2011–2015	585	206

Note N – Reconciliation of Net Income to Net Cash (Used In) Provided by Operating Activities

A reconciliation of Net income to Net cash (used in) provided by operating activities, as shown in the Statement of Cash Flows, is as follows (in millions):

	Years ended December 31,		
	2005	2004	2003
Net income	$ 762	$1,176	$ 2,433
Difference between amounts accrued and amounts paid or collected for:			
Loan income	(8)	(72)	171
Investment income	(7)	(1)	2
Net unrealized gain on trading investments	(1)	(14)	(4)
Interest and other costs of borrowings, after swaps	188	124	(159)
Administrative expenses, including depreciation	53	(10)	(1)
Special programs	11	—	—
Effects of SFAS 133 and currency transactions adjustments	(50)	(279)	222
Net (increase) decrease in trading investments	(1,341)	2,076	470
(Credit) provision for loan and guarantee losses	(14)	21	(1,370)
Net cash (used in) provided by operating activities	$ (407)	$3,021	$ 1,764
Supplemental disclosure of noncash activities			
(Decrease) increase resulting from exchange rate fluctuations:			
Trading investments	$ (272)	$ 170	$ 383
Held-to-maturity investments	(271)	194	451
Loans outstanding	(1,377)	624	1,621
Borrowings	(1,229)	665	1,883
Receivable from members-net	187	(164)	(342)

Note O – Segment Reporting
Management has determined that the Bank has only one reportable segment since it does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the year 2005, loans made to or guaranteed by three countries individually generated in excess of 10 percent of loan income. Loan income from these three countries was $478 million, $460 million and $333 million, respectively.

Note P – Fair Values of Financial Instruments
The following methods and assumptions were used by the Bank in estimating the fair value for its financial instruments:

Cash: The carrying amount reported in the Balance Sheet for cash approximates fair value.

Investments: Fair values for investment securities are based on quoted market prices, where available; otherwise they are based on dealer prices of comparable instruments or discounted cash flows.

Loans: The Bank is one of very few lenders of development loans to Latin American and Caribbean countries. There is no secondary market for development loans. For all loans and related commitments, the Bank is of the opinion that, due to its unique position in lending operations and the absence of a secondary market, it is not practicable to estimate a fair value for its lending portfolio.

Swaps: Fair values for interest rate and currency swaps are based on pricing models and represent the estimated cost of replacing these contracts.

Borrowings: The fair values of borrowings are based on quoted market prices, where available; otherwise they are based on dealer prices of comparable instruments or discounted cash flows.

The following table presents the Bank's estimates of fair value for its financial instruments, along with the respective carrying amounts, as of December 31, 2005 and 2004 (in millions):

	2005		2004	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 223	$ 223	$ 210	$ 210
Investments				
Trading	10,183	10,183	9,162	9,162
Held-to-maturity	3,414	3,414	3,809	3,854
Loans outstanding, net	47,960	N/A	49,643	N/A
Currency and interest rate swaps receivable				
Investments—trading	3	3	—	—
Loans	5	5	—	—
Borrowings	1,596	1,596	2,366	2,366
Borrowings				
Short-term	926	926	308	308
Medium- and long-term	44,167	44,918	46,505	47,876
Currency and interest rate swaps payable				
Investments—trading	61	61	115	115
Loans	10	10	33	33
Borrowings	491	491	697	697

N/A = Not available

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS – NOTE D

December 31, 2005
Expressed in millions of United States dollars

	Euro	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:			
Carrying value	132	196	328
Average balance during year	140	183	323
Net gains (losses) for the year	(4)	1	(3)
Obligations of other governments and agencies:			
Carrying value	256	99	355
Average balance during year	225	181	406
Net losses for the year	(3)	(7)	(10)
Bank obligations:			
Carrying value	415	1,845	2,260
Average balance during year	499	2,052	2,551
Net gains for the year	—	2	2
Corporate securities:			
Carrying value	161	323	484
Average balance during year	160	198	358
Net gains (losses) for the year	—	—	—
Asset-backed and mortgage-backed securities:			
Carrying value	2,082	4,674	6,756
Average balance during year	1,476	4,042	5,518
Net gains for the year	1	27	28
Total trading investments:			
Carrying value	3,046	7,137	10,183
Average balance during year	2,500	6,656	9,156
Net gains (losses) for the year	(6)	23	17
Currency swaps receivable:			
Carrying value [(1)]	—	251	251
Average balance during year	—	215	215
Net gains (losses) for the year	—	—	—
Currency swaps payable:			
Carrying value [(1)]	(304)	—	(304)
Average balance during year	(278)	—	(278)
Net gains for the year	4	—	4
Net interest rate swaps:			
Carrying value [(1)]	(3)	(2)	(5)
Average balance during year	(4)	(4)	(8)
Net gains for the year	1	7	8
Total trading investments and swaps:			
Carrying value	2,739	7,386	10,125
Average balance during year	2,218	6,867	9,085
Net gains (losses) for the year	(1)	30	29
Return for the year (%)	2.38	3.53	3.27

[(1)] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. As explained in Note E to the financial statements, currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-1

SUMMARY STATEMENT OF TRADING INVESTMENTS AND SWAPS – NOTE D

December 31, 2004
Expressed in millions of United States dollars

	Euro	Japanese yen	United States dollars	All currencies
Obligations of the United States Government and its corporations and agencies:				
Carrying value	157	—	253	410
Average balance during year	188	70	258	516
Net gains for the year	2	—	1	3
Obligations of other governments and agencies:				
Carrying value	261	39	240	540
Average balance during year	259	637	255	1,151
Net losses for the year	(1)	(1)	(12)	(14)
Bank obligations:				
Carrying value	179	—	2,583	2,762
Average balance during year	581	71	2,401	3,053
Net losses for the year	(1)	—	—	(1)
Corporate securities:				
Carrying value	56	—	165	221
Average balance during year	26	82	190	298
Net losses for the year	—	—	(2)	(2)
Asset-backed and mortgage-backed securities:				
Carrying value	1,717	—	3,512	5,229
Average balance during year	1,624	68	3,270	4,962
Net gains for the year	4	—	6	10
Total trading investments:				
Carrying value	2,370	39	6,753	9,162
Average balance during year	2,678	928	6,374	9,980
Net gains (losses) for the year	4	(1)	(7)	(4)
Currency swaps receivable:				
Carrying value [1]	—	—	221	221
Average balance during year	—	—	401	401
Net gains (losses) for the year	—	—	—	—
Currency swaps payable:				
Carrying value [1]	(284)	(39)	—	(323)
Average balance during year	(435)	(87)	—	(522)
Net gains for the year	2	—	—	2
Net interest rate swaps:				
Carrying value [1]	(4)	—	(9)	(13)
Average balance during year	(4)	(3)	(16)	(23)
Net gains (losses) for the year	(1)	1	13	13
Total trading investments and swaps:				
Carrying value	2,082	—	6,965	9,047
Average balance during year	2,239	838	6,759	9,836
Net gains for the year	5	—	6	11
Return for the year (%)	2.55	0.12	1.66	1.72

[1] Carrying value of currency swaps represents the fair value of each individual receivable or (payable) leg, classified by their currency. As explained in Note B to the financial statements, currency and interest rate swap agreements are stated in the Balance Sheet as assets or liabilities, depending on the nature (debit or credit) of the net fair value amount of these agreements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS – NOTE D

December 31, 2005
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of the United States Government and its corporations and agencies:						
Net carrying amount	114	—	—	5	—	119
Gross unrealized gains	1	—	—	—	—	1
Gross unrealized losses	—	—	—	—	—	—
Fair value	115	—	—	5	—	120
Obligations of other governments and agencies:						
Net carrying amount	628	331	91	411	759	2,220
Gross unrealized gains	5	—	1	—	5	11
Gross unrealized losses	2	—	—	9	3	14
Fair value	631	331	92	402	761	2,217
Bank obligations:						
Net carrying amount	299	95	50	103	191	738
Gross unrealized gains	1	—	—	—	—	1
Gross unrealized losses	—	—	—	—	—	—
Fair value	300	95	50	103	191	739
Asset-backed and mortgage-backed securities:						
Net carrying amount	35	11	—	130	161	337
Gross unrealized gains	—	—	—	1	1	2
Gross unrealized losses	—	—	—	1	—	1
Fair value	35	11	—	130	162	338
Total held-to-maturity investments:						
Net carrying amount	1,076	437	141	649	1,111[1]	3,414
Gross unrealized gains	7	—	1	1	6	15
Gross unrealized losses	2	—	—	10	3	15
Fair value	1,081	437	142	640	1,114	3,414
Return for the year (%)	3.61	0.12	2.10	4.21	4.34	3.33

[1] The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$ 851
British pounds sterling	182
Other	78
Total	$1,111

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2005
Expressed in millions of United States dollars

Year of maturity	Net carrying amount	Fair value
2006	$1,432	$1,435
2007 to 2010	1,982	1,979
Total	$3,414	$3,414

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-2

SUMMARY STATEMENT OF HELD-TO-MATURITY INVESTMENTS – NOTE D

December 31, 2004
Expressed in millions of United States dollars

	Euro	Japanese yen	Swiss francs	United States dollars	Other currencies	All currencies
Obligations of the United States Government and its corporations and agencies:						
Net carrying amount	178	—	—	5	—	183
Gross unrealized gains	3	—	—	—	—	3
Gross unrealized losses	—	—	—	—	—	—
Fair value	181	—	—	5	—	186
Obligations of other governments and agencies:						
Net carrying amount	631	513	137	368	812	2,461
Gross unrealized gains	11	—	3	4	13	31
Gross unrealized losses	—	—	—	2	1	3
Fair value	642	513	140	370	824	2,489
Bank obligations:						
Net carrying amount	399	77	40	79	114	709
Gross unrealized gains	6	—	—	—	—	6
Gross unrealized losses	—	—	—	—	—	—
Fair value	405	77	40	79	114	715
Corporate securities:						
Net carrying amount	—	10	—	14	—	24
Gross unrealized gains	—	—	—	—	—	—
Gross unrealized losses	—	—	—	—	—	—
Fair value	—	10	—	14	—	24
Asset-backed and mortgage-backed securities:						
Net carrying amount	41	72	—	155	164	432
Gross unrealized gains	1	—	—	4	4	9
Gross unrealized losses	—	—	—	1	—	1
Fair value	42	72	—	158	168	440
Total held-to-maturity investments:						
Net carrying amount	1,249	672	177	621	1,090[1]	3,809
Gross unrealized gains	21	—	3	8	17	49
Gross unrealized losses	—	—	—	3	1	4
Fair value	1,270	672	180	626	1,106	3,854
Return for the year (%)	3.77	0.22	1.45	4.25	4.44	3.32

[1] The net carrying amount of held-to-maturity investments held in other currencies consists of the following:

Canadian dollars	$ 789
British pounds sterling	213
Other	88
Total	$1,090

MATURITY STRUCTURE OF HELD-TO-MATURITY INVESTMENTS

December 31, 2004
Expressed in millions of United States dollars

Year of maturity	Net carrying amount	Fair value
2005	$1,477	$1,483
2006 to 2009	2,313	2,352
2010	19	19
Total	$3,809	$3,854

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-3

SUMMARY STATEMENT OF LOANS – NOTE E

December 31, 2005 and 2004
Expressed in millions of United States dollars

Member in whose territory loans have been made	Outstanding 2005[1]	Currency in which outstanding balance is collectible: Non-borrowing country currencies	Borrowing country currencies	Undisbursed	Outstanding 2004[1]
Argentina	$ 8,474	$ 8,399	$ 75	$ 3,233	$ 8,593
Bahamas	71	71	—	83	71
Barbados	150	150	—	99	165
Belize	71	71	—	12	70
Bolivia	282	282	—	—	366
Brazil	10,820	10,780	40	3,717	10,506
Chile	535	533	2	128	569
Colombia	3,570	3,545	25	1,194	4,824
Costa Rica	569	569	—	285	770
Dominican Republic	999	999	—	369	923
Ecuador	1,286	1,286	—	229	1,418
El Salvador	1,099	1,099	—	506	1,101
Guatemala	874	874	—	439	887
Guyana	9	9	—	—	12
Honduras	120	120	—	—	151
Jamaica	594	594	—	162	647
Mexico	7,597	7,597	—	2,355	7,429
Nicaragua	92	92	—	—	108
Panama	767	767	—	295	777
Paraguay	627	627	—	283	655
Peru	3,401	3,400	1	709	3,212
Suriname	44	44	—	43	42
Trinidad and Tobago	414	414	—	188	437
Uruguay	2,230	2,230	—	533	2,241
Venezuela	1,723	1,706	17	1,137	1,966
Regional	579	579	—	69	658
Private Sector Program	1,138	1,138	—	632	1,244
Inter-American Investment Corporation	—	—	—	300	—
Total 2005	$48,135	$47,975	$160	$17,000	
Total 2004		$49,675	$167	$16,093	$49,842

[1] This table excludes outstanding participated Private Sector Program loans which amounted to $1,628 million at December 31, 2005 (2004—$1,947 million). This table also excludes guarantees outstanding in the amount of $319 million at December 31, 2005 (2004—$331 million).

Private Sector Program loans outstanding have been made in the following countries (in millions):

	December 31, 2005	December 31, 2004
Argentina	$ 141	$ 161
Bolivia	123	94
Brazil	298	368
Chile	21	35
Colombia	10	9
Costa Rica	12	13
Jamaica	30	30
Mexico	$ 275	$ 316
Nicaragua	8	9
Panama	12	14
Peru	92	88
Uruguay	12	15
Regional	104	92
	$1,138	$1,244

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT – NOTE E

December 31, 2005
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed	$ 154	7.27	$ —	—	—	$ 154	7.27
Adjustable	1,811	4.23	11	3.92	6.22	1,822	4.23
Japanese yen							
Fixed	328	7.25	—	—	—	328	7.25
Adjustable	3,911	4.23	3	1.60	5.89	3,914	4.23
Swiss francs							
Fixed	173	7.29	—	—	—	173	7.29
Adjustable	2,008	4.23	—	—	—	2,008	4.23
United States dollars							
Fixed	729	7.26	—	—	—	729	7.26
Adjustable	8,656	4.23	23,279	4.95	8.11	31,935	4.75
LIBOR—based fixed	—	—	833	6.78	4.14	833	6.78
LIBOR—based floating	—	—	6,079	6.22	6.38	6,079	6.22
Others							
Fixed	160	4.01	—	—	—	160	4.01
Loans outstanding							
Fixed	1,544	6.93	—	—	—	1,544	6.93
Adjustable	16,386	4.23	23,293	4.95	8.11	39,679	4.65
LIBOR—based fixed	—	—	833	6.78	4.14	833	6.78
LIBOR—based floating	—	—	6,079	6.22	6.38	6,079	6.22
Total	$17,930	4.46	$30,205	5.26	7.65	$48,135	4.96

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2005
Expressed in millions of United States dollars

	Multicurrency loans[2]		Single currency loans		All loans		
Year of maturity	Fixed	Adjustable	Fixed[1]	Adjustable[1]	Fixed	Adjustable	Total
2006	$ 379	$ 1,816	$110	$ 2,154	$ 489	$ 3,970	$ 4,459
2007	292	1,819	114	2,684	406	4,503	4,909
2008	225	1,824	104	2,300	329	4,124	4,453
2009	153	1,824	99	1,825	252	3,649	3,901
2010	130	1,749	97	1,881	227	3,630	3,857
2011 to 2015	334	5,360	279	8,824	613	14,184	14,797
2016 to 2020	26	1,686	30	6,450	56	8,136	8,192
2021 to 2025	5	294	—	2,737	5	3,031	3,036
2026 to 2030	—	14	—	517	—	531	531
Total	$1,544	$16,386	$833	$29,372	$2,377	$45,758	$48,135
Average maturity (years)	3.16	5.26	4.14	7.75	3.50	6.86	6.69

[1] Includes LIBOR-based loans.

[2] Average maturity-Multicurrency loans: The selection of currencies by the Bank for billing purposes does not permit the determination of average maturity for multicurrency loans by individual currency. Accordingly, the Bank discloses the maturity periods for its multicurrency loans and average maturity for the total multicurrency loan portfolio on a combined United States dollar equivalent basis.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-4

SUMMARY STATEMENT OF LOANS OUTSTANDING BY CURRENCY AND PRODUCT – NOTE E

December 31, 2004
Expressed in millions of United States dollars

	Multicurrency loans[(2)]		Single currency loans			Total loans	
Currency/Rate type	Amount	Weighted average rate (%)	Amount	Weighted average rate (%)	Average maturity (years)	Amount	Weighted average rate (%)
Euro							
Fixed	$ 277	7.30	$ —	—	—	$ 277	7.30
Adjustable	2,469	4.62	13	4.63	7.08	2,482	4.62
Japanese yen							
Fixed	513	7.27	—	—	—	513	7.27
Adjustable	4,666	4.62	3	1.65	6.63	4,669	4.62
Swiss francs							
Fixed	293	7.32	—	—	—	293	7.32
Adjustable	2,594	4.62	—	—	—	2,594	4.62
United States dollars							
Fixed	1,031	7.28	—	—	—	1,031	7.28
Adjustable	9,355	4.62	21,937	4.99	8.46	31,292	4.88
LIBOR—based fixed	—	—	975	7.10	4.68	975	7.10
LIBOR—based floating	—	—	5,547	5.16	3.99	5,547	5.16
Others							
Fixed	169	4.02	—	—	—	169	4.02
Loans outstanding							
Fixed	2,283	7.04	—	—	—	2,283	7.04
Adjustable	19,084	4.62	21,953	4.99	8.46	41,037	4.82
LIBOR—based fixed	—	—	975	7.10	4.68	975	7.10
LIBOR—based floating	—	—	5,547	5.16	3.99	5,547	5.16
Total	$21,367	4.88	$28,475	5.10	7.46	$49,842	5.00

MATURITY STRUCTURE OF LOANS OUTSTANDING

December 31, 2004
Expressed in millions of United States dollars

	Multicurrency loans[(2)]		Single currency loans		All loans		
Year of maturity	Fixed	Adjustable	Fixed[(1)]	Adjustable[(1)]	Fixed	Adjustable	Total
2005	$ 551	$ 1,912	$ 84	$ 1,152	$ 635	$ 3,064	$ 3,699
2006	433	1,926	123	2,405	556	4,331	4,887
2007	341	1,924	123	3,212	464	5,136	5,600
2008	259	1,929	113	2,488	372	4,417	4,789
2009	182	1,927	105	1,685	287	3,612	3,899
2010 to 2014	466	6,793	382	7,870	848	14,663	15,511
2015 to 2019	43	2,203	45	5,866	88	8,069	8,157
2020 to 2024	8	435	—	2,404	8	2,839	2,847
2025 to 2029	—	35	—	418	—	453	453
Total	$2,283	$19,084	$975	$27,500	$3,258	$46,584	$49,842
Average maturity (years)	3.17	5.62	4.68	7.56	3.62	6.77	6.56

(1) (2) See footnotes on previous page.

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES G AND H

December 31, 2005
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years) [1]
Euro												
Fixed	$ 3,035	5.25	4.29	$ —	—	—	$ 412	4.22	1.31	$ 3,447	5.13	3.94
	—	—	—	(1,043)	5.28	3.98	(1,331)	3.98	4.77	(2,374)	4.55	4.42
Adjustable	711	5.38	8.19	2,246	2.16	2.18	1,331	2.66	4.77	4,288	2.85	3.98
	—	—	—	(792)	4.95	7.45	(412)	2.24	1.31	(1,204)	4.02	5.34
Japanese yen												
Fixed	2,569	3.07	4.18	765	0.93	2.82	42	1.71	2.37	3,376	2.56	3.85
	—	—	—	(468)	3.45	2.51	(1,125)	1.92	3.58	(1,593)	2.37	3.27
Adjustable	229	2.35	13.41	246	(0.28)	2.68	1,108	(0.21)	3.84	1,583	0.15	5.04
	—	—	—	(627)	0.61	6.75	(25)	1.23	12.83	(652)	0.63	6.99
Swiss francs												
Fixed	760	3.27	1.81	—	—	—	—	—	—	760	3.27	1.81
	—	—	—	—	—	—	—	—	—	—	—	—
Adjustable	—	—	—	434	0.46	3.52	—	—	—	434	0.46	3.52
	—	—	—	—	—	—	—	—	—	—	—	—
United States dollars												
Fixed	24,671	5.41	5.47	1,377	5.77	2.79	459	4.77	5.65	26,507	5.42	5.34
	—	—	—	(1,015)	5.07	1.97	(7,810)	4.60	6.99	(8,825)	4.66	6.41
Adjustable	150	2.46	8.73	12,435	4.12	5.44	9,046	4.20	6.89	21,631	4.14	6.07
	—	—	—	(1,494)	4.18	3.14	(1,695)	3.89	6.09	(3,189)	4.02	4.71
Others												
Fixed	14,195	5.97	5.33	—	—	—	—	—	—	14,195	5.97	5.33
	—	—	—	(14,195)	5.95	5.33	—	—	—	(14,195)	5.95	5.33
Adjustable	113	10.07	5.80	—	—	—	—	—	—	113	10.07	5.80
	—	—	—	(113)	10.07	5.80	—	—	—	(113)	10.07	5.80
Total												
Fixed	45,230	5.41	5.21	2,142			913			48,285	5.33	5.08
	—	—	—	(16,721)			(10,266)			(26,987)	5.19	5.48
Adjustable	1,203	4.88	9.02	15,361			11,485			28,049	3.69	5.65
	—	—	—	(3,026)			(2,132)			(5,158)	3.73	5.17
Principal at face value	46,433	5.39	5.31	(2,244)			—			44,189	4.55	5.18
SFAS 133 —												
Basis adjustment	168									168		
Fair value adjustment [2]	—			(223)			67			(156)		
Net unamortized discount	(2,434)			1,295						(1,139)		
Total	$44,167	5.39	5.31	$ (1,172)			$ 67			$43,062	4.55	5.18

[1] As of December 31, 2005, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency swaps of $1,172 million and the net fair value amount payable from interest rate swaps of $67 million, shown in the above table, are represented by currency and interest rate swap assets at fair value of $1,596 million and currency and interest rate swap liabilities at fair value of $491 million, included on the Balance Sheet.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2005
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2006	$ 6,563	2011 through 2015	$14,840
2007	6,091	2016 through 2020	2,313
2008	5,320	2021 through 2025	1,316
2009	4,595	2026 through 2027	800
2010	4,595	Total	$46,433

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-5

STATEMENT OF MEDIUM- AND LONG-TERM BORROWINGS AND SWAPS – NOTES G AND H

December 31, 2004
Expressed in millions of United States dollars

	Direct borrowings			Currency swap agreements			Interest rate swap agreements			Net currency obligations		
Currency/Rate type	Amount	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount[2] payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)	Amount payable (receivable)	Wgtd. avg. cost (%)	Average maturity (years)[1]
Euro												
Fixed	$ 3,852	5.42	4.48	$ —	—	—	$ 475	4.22	2.31	$ 4,327	5.29	4.24
	—	—	—	(1,207)	5.33	3.77	(1,535)	3.98	5.77	(2,742)	4.57	4.89
Adjustable	926	5.26	9.73	1,681	1.98	2.26	1,535	2.49	5.77	4,142	2.90	5.23
	—	—	—	(1,019)	4.86	9.02	(475)	1.98	2.31	(1,494)	3.95	6.89
Japanese yen												
Fixed	3,476	3.51	4.47	876	0.93	3.82	49	1.71	3.37	4,401	2.97	4.33
	—	—	—	(585)	3.53	3.25	(1,289)	1.92	4.58	(1,874)	2.42	4.17
Adjustable	107	3.23	6.61	282	(0.29)	3.68	1,269	(0.22)	4.84	1,658	(0.01)	4.76
	—	—	—	(563)	0.31	4.44	(29)	1.23	13.83	(592)	0.36	4.90
Swiss francs												
Fixed	1,237	3.61	2.25	—	—	—	—	—	—	1,237	3.61	2.25
	—	—	—	—	—	—	—	—	—	—	—	—
Adjustable	—	—	—	504	0.40	4.52	—	—	—	504	0.40	4.52
	—	—	—	—	—	—	—	—	—	—	—	—
United States dollars												
Fixed	26,771	5.33	5.52	1,401	5.70	3.73	284	5.45	4.12	28,456	5.35	5.41
	—	—	—	(515)	5.69	3.14	(9,811)	4.43	6.84	(10,326)	4.50	6.66
Adjustable	150	2.46	9.73	9,723	2.09	5.81	10,747	2.10	6.78	20,620	2.10	6.34
	—	—	—	(1,147)	2.19	3.24	(1,220)	1.96	5.67	(2,367)	2.07	4.49
Others												
Fixed	12,367	5.76	6.00	—	—	—	—	—	—	12,367	5.76	6.00
	—	—	—	(12,329)	5.07	5.98	—	—	—	(12,329)	5.07	5.98
Total												
Fixed	47,703	5.27	5.40	2,277			808			50,788	5.20	5.28
	—	—	—	(14,636)			(12,635)			(27,271)	4.62	6.00
Adjustable	1,183	4.72	9.45	12,190			13,551			26,924	2.05	6.04
	—	—	—	(2,729)			(1,724)			(4,453)	2.47	5.35
Principal at face value	48,886	5.26	5.49	(2,898)			—			45,988	3.96	5.29
SFAS 133 —												
Basis adjustment	315									315		
Fair value adjustment[2]	—			(119)			(98)			(217)		
Net unamortized discount	(2,696)			1,446						(1,250)		
Total	$46,505	5.26	5.49	$ (1,571)			$ (98)			$44,836	3.96	5.29

[1] As of December 31, 2004, the average repricing period of the net currency obligations for adjustable rate borrowings was four months.

[2] Currency swaps are shown at face value and interest rate swaps are shown at the notional amount of each individual payable or (receivable) leg, classified by their currency. Both currency and interest rate swaps are adjusted, in total, to fair value as indicated. The net fair value amount receivable from currency swaps of $1,571 million and the net fair value amount receivable from interest rate swaps of $98 million, shown in the above table, are represented by currency and interest rate swap assets at fair value of $2,366 million and currency and interest rate swap liabilities at fair value of $697 million, included on the Balance Sheet.

MATURITY STRUCTURE OF MEDIUM- AND LONG-TERM BORROWINGS OUTSTANDING

December 31, 2004
Expressed in millions of United States dollars

Year of maturity		Year of maturity	
2005	$ 5,841	2010 through 2014	$14,607
2006	6,836	2015 through 2019	4,815
2007	4,982	2020 through 2024	888
2008	5,103	2025 through 2027	1,250
2009	4,564	Total	$48,886

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-6

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK – NOTE J

December 31, 2005 and 2004
Expressed in millions of United States dollars[1]

		Paid-in portion of subscribed capital				
Members	Shares	Freely convertible currencies	Other currencies	Callable portion of subscribed capital	Total 2005	Total 2004
Argentina	900,154	$ 361.1	$104.1	$10,393.8	$ 10,858.9	$ 10,858.9
Austria	13,312	6.9	—	153.7	160.6	160.6
Bahamas	17,398	7.5	4.1	198.3	209.9	209.9
Barbados	10,767	3.9	1.8	124.3	129.9	129.9
Belgium	27,438	14.2	—	316.8	331.0	331.0
Belize	9,178	3.6	3.6	103.5	110.7	110.7
Bolivia	72,258	29.0	8.4	834.4	871.7	871.7
Brazil	900,154	361.1	104.1	10,393.8	10,858.9	10,858.9
Canada	334,887	173.7	—	3,866.2	4,039.9	4,039.9
Chile	247,163	99.1	28.6	2,853.9	2,981.6	2,981.6
Colombia	247,163	99.2	28.6	2,853.9	2,981.6	2,981.6
Costa Rica	36,121	14.5	4.2	417.1	435.7	435.7
Croatia	4,018	2.1	—	46.4	48.5	48.5
Denmark	14,157	7.3	—	163.4	170.8	170.8
Dominican Republic	48,220	19.3	5.6	556.8	581.7	581.7
Ecuador	48,220	19.3	5.6	556.8	581.7	581.7
El Salvador	36,121	14.5	4.2	417.1	435.7	435.7
Finland	13,312	6.9	—	153.7	160.6	160.6
France	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Germany	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Guatemala	48,220	19.3	5.6	556.8	581.7	581.7
Guyana	13,393	5.2	2.6	153.8	161.6	161.6
Haiti	36,121	14.5	4.2	417.1	435.7	435.7
Honduras	36,121	14.5	4.2	417.1	435.7	435.7
Israel	13,126	6.8	—	151.5	158.3	158.3
Italy	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Jamaica	48,220	19.3	5.6	556.8	581.7	581.7
Japan	418,642	217.1	—	4,833.2	5,050.3	5,050.3
Korea, Republic of	184	0.1	—	2.1	2.2	—
Mexico	578,632	232.1	66.9	6,681.3	6,980.3	6,980.3
Netherlands	28,207	14.6	—	325.6	340.3	340.3
Nicaragua	36,121	14.5	4.2	417.1	435.7	435.7
Norway	14,157	7.3	—	163.4	170.8	170.8
Panama	36,121	14.5	4.2	417.1	435.7	435.7
Paraguay	36,121	14.5	4.2	417.1	435.7	435.7
Peru	120,445	48.3	14.0	1,390.7	1,453.0	1,453.0
Portugal	4,474	2.3	—	51.7	54.0	54.0
Slovenia	2,434	1.3	—	28.1	29.4	29.4
Spain	158,638	82.3	—	1,831.4	1,913.7	1,913.7
Suriname	7,342	3.5	2.2	82.9	88.6	88.6
Sweden	27,268	14.1	—	314.8	328.9	328.9
Switzerland	39,347	20.4	—	454.2	474.7	474.7
Trinidad and Tobago	36,121	14.5	4.2	417.1	435.7	435.7
United Kingdom	80,551	41.8	—	929.9	971.7	971.7
United States	2,512,529	1,303.0	—	29,006.7	30,309.7	30,309.7
Uruguay	96,507	38.7	11.2	1,114.3	1,164.2	1,164.2
Venezuela	482,267	216.0	33.3	5,568.5	5,817.8	5,817.8
Total before unallocated amount	8,367,264	3,870.6	468.8	96,598.5	100,937.9	100,935.7
Unallocated [2]	1,299	0.9	—	14.8	15.7	15.7
Total 2005	8,368,563	$ 3,871	$ 469	$ 96,613	$ 100,953	
Total 2004	8,368,379	$ 3,871	$ 469	$ 96,611		$ 100,951

[1] Data are rounded; detail may not add up to subtotals and totals because of rounding.
[2] Represents the remaining shares of the former Socialist Federal Republic of Yugoslavia. Possible membership of Serbia and Montenegro is still pending.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

APPENDIX I-7

STATEMENT OF SUBSCRIPTIONS TO CAPITAL STOCK AND VOTING POWER

December 31, 2005

Member countries	Subscribed shares	Number of votes	% of total number of votes [1]
Regional developing members			
Argentina	900,154	900,289	10.752
Bahamas	17,398	17,533	0.209
Barbados	10,767	10,902	0.130
Belize	9,178	9,313	0.111
Bolivia	72,258	72,393	0.865
Brazil	900,154	900,289	10.752
Chile	247,163	247,298	2.953
Colombia	247,163	247,298	2.953
Costa Rica	36,121	36,256	0.433
Dominican Republic	48,220	48,355	0.577
Ecuador	48,220	48,355	0.577
El Salvador	36,121	36,256	0.433
Guatemala	48,220	48,355	0.577
Guyana	13,393	13,528	0.162
Haiti	36,121	36,256	0.433
Honduras	36,121	36,256	0.433
Jamaica	48,220	48,355	0.577
Mexico	578,632	578,767	6.912
Nicaragua	36,121	36,256	0.433
Panama	36,121	36,256	0.433
Paraguay	36,121	36,256	0.433
Peru	120,445	120,580	1.440
Suriname	7,342	7,477	0.089
Trinidad and Tobago	36,121	36,256	0.433
Uruguay	96,507	96,642	1.154
Venezuela	482,267	482,402	5.761
Total regional developing members	4,184,669	4,188,179	50.016
Canada	334,887	335,022	4.001
United States	2,512,529	2,512,664	30.007
Nonregional members			
Austria	13,312	13,447	0.161
Belgium	27,438	27,573	0.329
Croatia	4,018	4,153	0.050
Denmark	14,157	14,292	0.171
Finland	13,312	13,447	0.161
France	158,638	158,773	1.896
Germany	158,638	158,773	1.896
Israel	13,126	13,261	0.158
Italy	158,638	158,773	1.896
Japan	418,642	418,777	5.001
Korea, Republic of	184	319	0.004
Netherlands	28,207	28,342	0.338
Norway	14,157	14,292	0.171
Portugal	4,474	4,609	0.055
Slovenia	2,434	2,569	0.031
Spain	158,638	158,773	1.896
Sweden	27,268	27,403	0.327
Switzerland	39,347	39,482	0.472
United Kingdom	80,551	80,686	0.964
Total nonregional members	1,335,179	1,337,744	15.976
Total before unallocated amount	8,367,264	8,373,609	100.000
Unallocated [2]	1,299	1,434	
GRAND TOTAL	8,368,563	8,375,043	

[1] Data are rounded; detail may not add to subtotals and grand total because of rounding.
[2] Represents the remaining shares of the former Socialist Federal Republic of Yugoslavia. Possible membership of Serbia and Montenegro is still pending.

The issuance of this Information Statement and any prospectus and the offering and sale of debt securities are not a waiver by the Bank or by any of its members, Governors, Executive Directors, their Alternates, officers or employees of any of the rights, immunities, privileges, or exemptions conferred upon any of them by the Agreement Establishing the Inter-American Development Bank or by any statute, law or regulation of any member of the Bank or any political subdivision of any member, all of which are hereby expressly reserved.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Information Statement or any prospectus; and any information or representation not contained or incorporated by reference herein must not be relied upon as having been authorized by the Bank or by any dealer, underwriter or agent of the Bank. Neither this Information Statement nor any prospectus constitutes an offer to sell or solicitation of an offer to buy debt securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

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